ANNUAL REPORT 2008

15 YEARS OF CONTINUOUS GROWTH



TEN LTD

TSAKOS ENERGY NAVIGATION LTD

TNP LISTED NYSE

15yrs in the Capital Markets



✓ *Modern Diversified Fleet*

✓ *100% Double Hull*

✓ *One of the Largest Ice-Class Fleets in the World*

✓ *PROFITABLE SINCE INCEPTION*

CRUDE OIL

VLCC

SUEZMAX

AFRAMAX

25

PRODUCT / CLEAN

AFRAMAX LR2

PANAMAX

HANDYMAX MR2

HANDYSIZE MR1

LNG

25

TEN CONVENTIONAL   TEN ICE CLASS   ON ORDER

For more information, visit our website: www.tenn.gr

Contents

15yrs in the Capital Markets



Chairman's Letter

April 14, 2009

Dear Fellow Shareowners:

Tsakos Energy Navigation (TEN) has completed its fifteenth year of operations with a record performance. During that span of time the fleet has expanded from four vessels to fifty ships including four newbuildings to be delivered through 2010.

Economic malaise and financial crisis have combined to undermine the normal conduct of commerce. The impact has been far reaching. The historic G20 meeting earlier this month addressed these viruses and the resulting accord was epic. The spirit and dimensions of the proposed initiatives have sparked an element of renewed hope.

Despite three industry downturns in the past fifteen years, TEN has generated a profit in each of sixty-one quarters since inception. During this period, the Company has built a young and growing fleet with an average age of 6.0 years as of year end 2008 compared with an industry standard of 10.0 years. The fleet composition reflects TEN's strategy to serve the diverse needs of its clients. Of the 46 ships now in service, 40 are employed in long established relationships with term charters. The balanced fleet including newbuildings is comprised of 25 crude oil carriers, 24 product carriers and one LNG transporter. An important component of the fleet strategy is reflected by the inclusion of 23 ice-class vessels.

The values of strong customer alliances built on quality service with a modern, diversified and growing fleet and supported by a sound financial base to implement a business plan focused on its corporate vision have positioned TEN for future success.

HIGHLIGHTS OF 2008

- Record voyage revenues of $623.0 million
- Record net income of $202.9 million
- Record earnings per share (diluted) of $5.33
- Record cash dividends attributable to fiscal 2008 of $1.75 per share
- Received two newbuilding panamaxes and two newbuilding aframaxes
- Sold one older aframax for a gain of $34.6 million

TANKER INDUSTRY CHALLENGES

Protecting the environment while providing the vital service of moving crude oil from its origin to the ultimate consumer at the lowest possible cost, is the formidable challenge of the tanker industry. Moving crude oil and petroleum products within these objectives is a complex task relying on the teamwork of experienced seafarers and land based support.

Growing concerns about climate change have prompted new regulations for all forms of transportation. Future years will experience much sterner rules for land, air and sea movers of commodities and products. This is parallel to the ever higher standards required by major charterers who have intensified their vetting process which is much more comprehensive as well as more frequent.

Against this backdrop pressures on operating costs have intensified. Among the factors are higher bunker prices reflecting the trend to cleaner burning fuel. Higher personnel costs as a by-product of global fleet expansion and the aging of long service experienced seafarers, particularly masters. Insurance premiums are on the rise because of narrower underwriting profits compounded by the substandard investment returns of late. The return of the dark days of piracy is an additional operating risk and cost burden. And last, but not least, the U.S dollar is again showing fatigue in the climate of financial crisis.

Productivity will be an absolute must. These challenges will likely accelerate consolidation in this highly fragmented industry. TEN believes this process will ultimately inure to its benefit.

OUTLOOK FOR 2009

Our letter last year asked, "In such a Goldilocks environment one must ask, what can go wrong?" We got much of the answer right except for one item critical to our industry. Demand destruction for petroleum products in the rapidly developing economies of China, India, Brazil and the Pacific Rim had been minimal to that point. The drop-off in the three remaining quarters was sharp in both the OECD countries and the developing economies.

Now we know that industry observers are forecasting that 2009 will witness the second consecutive decline in worldwide demand for petroleum and its products. This is the first recurrence since the early 1980's. The overall retreat is projected at 2.8% driven by a contraction of 4.9% in the OECD sphere.

Regarding the economies of the world which ultimately support or undermine demand for petroleum, we must now ask, "In such a chaotic and stressed economic and financial environment, what can go right?" Short-term, the answer is very little. Longer-term one can only hope that the political and economic leadership is inspired to embark on a coordinated course designed to stimulate employment, whereby consumer confidence and demand is rebuilt. Only then will businesses stop shrinking and consider building for the future. The G20 meeting was a good start.

The timing of this business contraction call it what you will (deep recession, depression or whatever) comes at an awkward time for the tanker industry. Fleet expansion this year will be significant although scrapping and adjustments in newbuilding orders could be moderating factors. Next year the mandatory retirement of all single hull vessels will provide welcome relief. However, the critical factor will be the success of economic programs of the superior growth economies of China, India, etc. This will be the key to the future supply/demand balance of the next few years.

This year the charter market is off to a mixed but basically weak start. VLCCs serving the Middle East sourced oil demand are experiencing a very soft market, suezmaxes transporting oil from the Black Sea and West Africa are enjoying somewhat more stable demand, aframaxes are working with widely fluctuating rates, and product carriers are seriously depressed. The expectations are generally not rosy for the spring and summer months. Overall tanker industry profits should be somewhat lower than those of 2008, interrupting the six year string of highly favorable conditions.

TEN's PROSPECTS

TEN's longer term prospects remain bright. Near term its business plan and strategies will again be put to the test. The emphasis on a balanced fleet complemented by a balanced employment strategy should serve it well. At present, 66% of remaining 2009 and 42% of 2010 operating days are fixed in a variety of charters whereby cash flow needs are secured. Future employment and reemployment of vessels will feature term charters within long standing relationships. In addition to fixed rate charters, TEN has a number of vessels employed under its signature, "minimum plus profit-sharing" arrangements.

TEN's SHARE PERFORMANCE

The operating performance and the share price of the company have experienced a disconnect. TEN's shares are now trading at levels last seen in early 2004. Earnings and dividends for the prior year, fiscal 2003 were $1.72 and $0.50 per share, respectively. That year (2004) diluted earnings per share were $3.76 and dividends attributable to fiscal 2004 were $0.83 per share. By comparison 2008 earnings per share were $5.33 and the related dividend was $1.75.

Despite the low valuation in today's environment TEN has generated exceptional relative returns for its long-term shareowners. Since listing on the NYSE with a related IPO in March of 2002, the total returns (dividends plus stock appreciation) for holders of TEN's shares has been 18.6% p.a. The comparable returns for a three companies peer group has ranged from 14.1% to (2.0)% with an average of 6.9% p.a. Meanwhile the S&P 500 index has generated a negative return of (2.4%) p.a. Relative returns do not put meat, beans and bread on the table but we are proud of our absolute as well as relative returns. In the jargon of investment portfolio managers "that is a lot of alpha". We shall strive to perform at least as well in the future.

Another matrix of share valuation employed by shipping analysts is share price relative to net asset value (NAV), which theoretically represents the liquidation or replacement value of an enterprise.

During more normal periods, sales and purchases (S&P) of vessels are frequent and financial liquidity is adequate to support purchasers appetite. In such an environment, appraisals and valuations reflecting "last done" transactions are a reliable basis. The last several months have experienced a dramatic reduction in the frequency of sales and an increase in the number of failed negotiations for lack of financing. As a result fluctuations in values from one sale to the next have widened. However, it remains instructive to ascertain appraised values. Based on guidance from two leading S&P brokers we calculate the current NAV at book value plus more than $550 million. A year earlier the excess was more than $1,250 million. This is a significant contraction, but nevertheless supports the conviction that TEN's financial strength is even greater than that reflected in its accounting statements.

ANNUAL GENERAL MEETING

The shareholders Annual General Meeting (AGM) will be held in Athens, Greece on Friday the 29th of May, 2009. The major proposals include the election of directors and the appointment of auditors for the current fiscal year. The AGM is a key foundation of effective corporate governance. Your participation by proxy or preferably in person is essential. Those of you who have attended past AGM's, advise us they are very informative and time well invested.

On behalf of the entire Board of Directors and all other shareholders, I have the great pleasure to once again congratulate TEN's management team for yet another record performance.

Yours sincerely,



D.John Stavropoulos
Chairman of the Board

Board of Directors & Officers

D. JOHN STAVROPOULOS
CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank's Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. He has been elected to the board of directors of Aspis Bank in Greece and serves as its Chairman since July 2008. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE
DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. He is also Chairman of StealthGas Inc., a shipping company whose common stock is listed on the Nasdaq Global Select Market. Additionally, Mr. Jolliffe is a Trustee of the Honeypot Charity, an organization that provides holidays to underprivileged children.

PETER NICHOLSON, CBE
DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

FRANCIS T. NUSSPICKEL
DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the American Institute of Certified Public Accountants (AICPA) Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. He presently serves as a member of the Joint Trial Board of the AICPA Profession Ethics Executive Committee. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM A. O'NEIL, CMG
DIRECTOR

Mr. O'Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O'Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O'Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O'Neil is a past President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a graduate Civil Engineer of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

RICHARD L. PANIGUIAN, CBE
DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP p.l.c. where he worked for 37 years. He held a wide range of posts with BP in the 1980s - as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP's growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP's first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D
DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 from the U.S. Department of Energy's Office of Science. There he served from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department's research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE's Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental

ARISTIDES A.N. PATRINOS, PH.D *(continue)*
DIRECTOR

challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

NIKOLAS P. TSAKOS
PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from City University Business School, London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

GEORGE V. SAROGLOU
CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM
CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

VLADIMIR JADRO
CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including: operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies' international "SIRE" vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. He is a member of the Society of Naval Architects and Marine Engineers (S.N.A.M.E) and Port Engineers of New York.

Board Committees

AUDIT COMMITTEE
Francis T. Nusspickel - Chairman
Peter Nicholson
D. John Stavropoulos
Michael G. Jolliffe

CHARTERING COMMITTEE
Nikolas P. Tsakos - Chairman
D. John Stavropoulos
George V. Saroglou

CAPITAL MARKETS COMMITTEE
Michael G. Jolliffe - Chairman
D. John Stavropoulos
Nikolas P. Tsakos

RISK COMMITTEE
D. John Stavropoulos - Chairman
Peter Nicholson
Nikolas P. Tsakos
Paul Durham

CORPORATE GOVERNANCE,
NOMINATING / COMPENSATION COMMITTEE
Peter Nicholson - Chairman
D. John Stavropoulos
Michael G. Jolliffe
William A. O' Neil
Richard L. Paniguian
Francis T. Nusspickel
Aristides A.N. Patrinos

OPERATIONAL AND ENVIRONMENTAL R&D COMMITTEE
Aristides A.N. Patrinos - Chairman
William A. O' Neil
Francis T. Nusspickel
Vasilis Papageorgiou *

* *(Mr. Papageorgiou is the Deputy Chairman of the Company's technical manager, Tsakos Shipping)*

1993-1996
The Early Years...



MARITIME INVESTMENT FUND LIMITED
ANNUAL REPORT AND ACCOUNTS 1994
MIF LIMITED
ANNUAL REPORT AND ACCOUNTS 1995
MIF LIMITED
ANNUAL REPORT AND ACCOUNTS 1996

October 6 1995 TradeWinds

MIF set for more action

Maritime Investment Fund (MIF), which controls a small fleet consisting...

MIF offers bonus issue of 175,000 shar

...AEUS (MM) – Oslo-listed Maritime ...estment Fund (MIF), the tankers ...rating public company managed ...he Tsakos Group, declared on May ...a bonus issue of 175,000 fully paid ...res, subject to ratification by a spe... shareholders meeting to be held ...June 16, in Piraeus.

Based on the expressed wishes of a ...ge portion of MIF's shareholders, the ...ard of directors determined that the ...st form of rewarding stockholders ...ould be through bonus shares. The ...sue represents the capitalisation of ...etained earnings. Since operations ...ommenced in September 1993, net ... through December 1994, was

It is worth noting that MIF, through its subsidiary Meandros Shipping Inc., has successfully concluded two weeks ago negotiations with Transporters Maritimos Petroleros (TMP) Argentina, for the sale of its 1981-built product carrier, the coated *Vergina* 63,797 dwt, at a price of $14,500,000. The net book value of the vessel will be about $13,000,000 at the expected time of delivery and the price obtained for the aforementioned vessel compares very favourably to the $9.7 million, recently paid for the sister vessel *Vanita*.

For the 365-day period ended December 31, 1994, the Greek-founded shipping entity, in which the Tsakos family controls around 25% of the ... before de...

TradeWinds



Tsakos gearing up for Oslo stock listing

The Tsakos group of Greece has decided to seek an Oslo stocklisting for its new tanker investment fund. The Maritime Investment Fund (MIF). The fund is in the process of raising USD 50m through a private placement and shipowner Nick Tsakos says the fund will close the first week of August.

Tsakos says the Oslo Stock Exchange (photo) was chosen because he considers it the leading shipping stock exchange.

Originally, the fund was to be listed on the Luxembourg Stock Exchange, but Tsakos says he preferred a liquid exchange like Oslo.

After conferring with authorities of the exchange, he says the aim is for the fund to begin trading in September.

Proceeds from the fund will be used to invest in

TRADEWINDS 30.7.9...



BØRSEN

All four MIF vessels in time charter deals

All four tankers of Maritime Investment Fund Ltd (MIF), listed on the Oslo Stock Exchange, now appear to have obtained time-charter coverage.

Three vessels ... charters, an... the fourth ... (built 1983), ... Venezuela fc...

According ... *Tamyra* has ... per day, a so... vessel has bee... In MIF's prosp... ber in connecti... change listing, ... earning USD 1... market.

However, an... TradeWinds this ... proven charter ... he company al... 00-dwt tanker... me charters ... 0 per day, and ... *ergina* out on

far, the shares have not been ... very few transactions ... shares ...

MM MaritimeMonito...

INTERNATIONAL SHIPPING & TRADE WEEKLY

PUBLISHED IN ASSOCIATION WITH "NAFTIKA CHRONIKA" GREECE'S LEADING SHIPPING PUBLICATION - SINCE 1931

• No. 102 • GRD 300 Piraeus, April 1...

EPA gives example ...nergy in 3rd beach ...ing campaign

Story on page 2

MIF shows positive results for its first year

PIRAEUS (MM) – Maritime Investment Fund Ltd. (MIF), the Greek-founded ...

penses of $6.2 million, general and administrative expenses of $1.4 million and net interest expense of $1.7 million.

Net asset value rose to $35.3 million against $32.7 million in 1993 and book value per share was $10.1 in 1994 versus $9.4 in 1993.

Dividends and bank debt

The company's policy is to make distributions out of net cash flow after payment of interest and principal and subject to working capital requirements and any reserves.

The May 12, 1995 board of directors meeting is expected to declare the amount of dividend to be paid out and set the date when MIF shares will go ex-dividend on the Oslo Stock Exchange.

At year end 1994, total bank debt amounted to $49,807,507. The net increase is due to the $20 million loan facility for the acquisition of the Neptune ...

The loan was provided ... lenders that financed the ... vessels comprising the MIF ...

Cash balances at end ... $5.4 million, representing ... coverage of total current li...

Fleet developm...

After the purchase of ... *Neptune Libra* on ... last year, the youngest ... MIF ended the year own... vessels including one ... four product carriers in ... ing 271,315 dwt.

MM has been inf... March 1994, the comp... valued at $88 million ... independent evaluatio...

In 1994, three of the ... the *Vergina*, the *Pel*... were on long time ... whole period and ... mainly in the spot ma...



MARINEmoney INTERNATIONAL

MIF in Successful Secondary Offering

by Alan Ginsberg







MIF





Healthy MIF may seek new public equity

By Nigel Lowry, Athens Correspondent

MARITIME Investment Fund (MIF), the Tsakos-backed tanker vehicle which privately raised $35m last year, may seek new equity publicly this year on the strength of healthy initial results ...

deductions for depreciation

TradeWinds



WHAT'S IN A NAME: Nick Tsakos and D John Stavropoulos will decide on a new company name in Athens next week

...wever, ...'s cur... ...uidity ...actory. "We ... enough resources and we don't want to raise money from shareholders only to put it in the bank," he tells TradeWinds.

October 6 1995 TradeWinds



Cpt. P. Tsakos and Mr. Nikos Tsakos

MIF booked a USD 2.5m loss for the first six months of 1995, compared to a USD 1m profit for the same period in 1994. Included in the 1995 figure is an unrealized currency loss of USD 3.6m.

MIF says that since June 30, the loss has "virtually been ...



MIF to expand fleet with a new tanker

MIF, the Oslo-based company which is a member of the Tsakos Group, is going to expand its fleet with a new Aframax tanker. Recently, the company acquired four tankers with procceeds of a rights issue.

Construction of the 107,000 dwt tanker is nearing completion at the Imabari Zosen shipyard in Japan and MIF, which is backed by Greece's Tsakos group, is likely to take delivery in June or July.

The ship is understood to have been one of several speculatively ordered by domestic interests in Japanese yen, providing builders with an opportunity to make a handsome profit on re-sales due to the recent rise in ...

Describing it as "an important opportunit... management said the newbuilding would mostly go ... extended-period hire although it declined to elabora... on whether the vessel has already been chartered.

Of the existing fleet, eight of MIF's vessels a... currently committed to lengthy charters. Including t... newbuilding, the fleet will have an average age of ni... years.

At the same time, MIF has declared it is to distribu... 188,000 "bonus" shares as a result of profitable 199... equivalent to a 33 cents dividend per share.

Under the scheme, each shareholder will get ne... shares equivalent to ...

Financial Highlights

(Expressed in thousands of US Dollars -- except share and per share data)

	2008	2007	2006
VOYAGE REVENUES	623,040	500,617	427,654
OPERATING INCOME	278,838	249,702	205,246
NET INCOME	202,931	183,171	196,404
EARNINGS PER SHARE (BASIC)	5.40	4.81	5.15
EARNINGS PER SHARE (DILUTED)	5.33	4.79	5.15
WEIGHTED AVERAGE OUTSTANDING SHARES (BASIC)	37,552,848	38,075,859	38,127,692
WEIGHTED AVERAGE OUTSTANDING SHARES (DILUTED)	38,047,134	38,234,079	38,141,052
At Year-End:			
TOTAL ASSETS	2,602,317	2,362,776	1,969,875
TOTAL LIABILITIES AND MINORITY INTEREST	1,691,659	1,508,236	1,214,386
STOCKHOLDERS' EQUITY	910,658	854,540	755,489
OUTSTANDING SHARES	37,144,692	38,059,142	38,079,742
STOCKHOLDERS' EQUITY PER SHARE OF COMMON STOCK	24.52	22.45	19.84
SHARE PRICE	18.32	37.03	22.95
NUMBER OF VESSELS	46	43	37
TOTAL DWT	4,921,862	4,669,748	4,180,827
AVERAGE DEADWEIGHT AGE OF VESSELS	6.1	5.6	5.9

All share and per share amounts have been restated to give effect to the 2007 two-for-one stock split.


TOTAL ASSETS
(in million of US Dollars)
694.5
825.5
939.0
1,089.2
1,969.9
2,362.8
2,602.3
2002
2003
2004
2005
2006
2007
2008


DIVIDEND PER SHARE
(in US Dollars, cash payments related to fiscal year earnings)
0.35
0.50
0.825
1.05
1.375
1.725
1.75
2002
2003
2004
2005
2006
2007
2008


SHARE PRICE
(at year end in US Dollars)
7.73
9.23
17.89
18.34
22.95
37.03
18.32
2002
2003
2004
2005
2006
2007
2008

1997-1999
Building our Future


MIF LIMITED
ANNUAL REPORT AND ACCOUNTS
1997
MIF LIMITED
ANNUAL REPORT AND ACCOUNTS
1998
MIF LIMITED
Annual Report and Accounts
1999





Record profits at expanding MIF

By Nigel Lowry, Athens Correspondent

MIF, the Tsakos-backed tanker company, has announced record profits as part of preliminary unaudited results for 1997, its fourth full year of trading.

The Oslo-listed company, which is taking delivery of the aframax newbuilding *Athens 2004*, in Japan this week, reported net income rose by 162% last year to $8.57m

Net reve...

17% to 90 cents last year. Management claimed operating and administrative expe... were "well-...

MIF improves 69% at the half-year

By Nigel Lowry, Athens Correspondent

QUOTED tanker company MIF has announced a 69% increase in profits for the first half of this year.

Expansion gives MIF big boost

MIF continuing fleet expansion programme


LYMPIA"


TOULA Z.



...ehind earnings surg...

MIF sees net income grow to $7.55m

MIF Ltd, the Tsakos-backed tanker compan...

MIF Establishes Mega Credit Facility

MIF Limited r... profits fo...

...oday, the Management of MIF released preliminary unaudited results for its fiscal ... ended 31st December 1999. ...revenues on a time charter ba... were $66.29 million, which were ...8 million, or 4.1% above those of .... Meanwhile, operating and ...A expenses increased by $5.11 ...lion, or 22.5%. Therefore, income ...n operations contracted $2.53 ...lion, or 6.2%. Net interest ex...nse was modestly lower, but de...eciation rose $4.34 million, ref...ting a significant fleet expansion ...ring 1998 and early 1999.

As a result, net income was ...38 million in 1999 versus $9.23 ...illion in 1998. However, income ...efore depreciation was $25.94 ...illion, only slightly below the ...26.40 million generated in 1998. ...he 1999 profits include a gain from ...essel sale of $0.98 million. This



and strengthened balance sheet arising from a reduction of debt. MIF has retained commercial control of the vessels through a long - term charter - in agreement.

comprise... Aframaxes... riers. The... 1,420,000 ... tonnage a...

Twelve months ended December 31st

	1998	1997	%Change 1998/199...



MIF PROFITS INCREASED BY 27...


MARINE MONEY
HEREBY AWARDS
MIF
1999 EXCELLENCE IN
MARITIME TRANSPORTATION AWARD
IN THE SECTOR OF
TANKERS
FOR BEST RETURN ON ASSETS AND PROFIT MARGIN FOR
THE FISCAL YEAR 1998
JAMES R. LAWRENCE

...satisfactory resu... ...nplary considering ...tions, reflect the s... ...rter rates availabl... ...onment. Rates h... ...the result of a sev... ...mand imbalance. ...ction of crude ... ...ntories combined ... the firm resolve ... OPEC to restrict ... production led t... scarcity of carg...






MARIA TSAKO

Forward-Looking Information

This Annual Report contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

- general economic and business conditions;
- global and regional political conditions;
- acts of terrorism and other hostilities;
- availability of crude oil and petroleum products;
- demand for crude oil and petroleum products and substitutes;
- actions taken by OPEC and major oil producers and refiners;
- competition in the marine transportation industry;
- developments in international trade;
- international trade sanctions;
- changes in seaborne and other transportation patterns;
- our ability to find new charters for our vessels at attractive rates;
- capital expenditures;
- meeting our requirements with customers;
- tanker supply and demand;
- regulations;
- interest rate movements, and
- foreign exchange

The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully in the Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC"). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

Information on the Company

Tsakos Energy Navigation is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange although we de-listed from the OSE in March 2005 due to limited trading. The Company's shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company's name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of the common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol "TNP." Since incorporation, the Company has owned and operated 65 vessels and has sold 20 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. In 2008, one of these, Olympia, was sold again after a further one year's trading).

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers' chartering needs, has contributed to our ability to attract leading charterers as customers and to our success in obtaining charter renewals.

Our technical management is undertaken, by Tsakos Shipping and Trading ("Tsakos Shipping") one of the world's largest independent tanker managers, based on the number of tankers under management. Tsakos Shipping has a total of 71 operating vessels under management (with a further 16 to be delivered, four of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2009). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping's ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping's established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.9 million dwt at March 31, 2009, with no significant adverse impact on the organization.

We have access to Tsakos Shipping's network offices around the world and a pool of over 2,500 available seafarers, which is supported by Tsakos Shipping's sponsorship of naval academies in Greece, the Philippines, Russia and the Ukraine, and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 31, 2009, our fleet consisted of 46 vessels of which three are VLCC tankers, ten are suezmax tankers, eleven are aframax tankers (including three LR2 aframax product carriers), seven are panamax tankers, six are handymax MR2 product carriers, eight are handysize MR1 product carriers and one is a liquefied natural gas (LNG) carrier. Twenty-three of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.9 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 18% single-hulled dwt as of March 31, 2009. As of March 31, 2009, the average age of the tankers in our current operating fleet was 6.3 years, compared with the industry average of 9.8 years.

In addition to the vessels currently operating in our fleet, we are building an additional four vessels. In the third quarter of 2009, the Company expects to take delivery of two aframax tankers of DNA design. In the first half of 2010, the Company expects delivery of a further two aframax tankers of DNA design. The resulting fleet (assuming no sales) would comprise 50 vessels with 5.3 million dwt, which will include six vessels built between 1990 and 1998 of 1.1million dwt.






We believe the following factors distinguish us from other public tanker companies:

- MODERN, HIGH-QUALITY, FLEET.
  We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $3.2 billion, including investments of approximately $2.4 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

- DIVERSIFIED FLEET.
  Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers' international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2009, we had 23 ice-class vessels. Additionally, we have entered the LNG market with the delivery of our first LNG carrier in 2007.

- STABILITY THROUGHOUT INDUSTRY CYCLES.
  Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97.1%.

- INDUSTRY RECOGNITION.
  For over 36 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world's major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

- SIGNIFICANT LEVERAGE FROM OUR RELATIONSHIP WITH TSAKOS SHIPPING.
  We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping's reputation and longstanding relationships with leading charterers to foster charter renewals.



Performance Charts

The 1993-2000 financial data is in accordance with International Accounting Standards (IAS) while 2001-2008 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

VOYAGE REVENUES
(in million US$)



(US$)
800
700
600
500
400
300
200
100
0
4.3
17.9
20.5
30.4
65.3
72.0
89.2
111.3
125.0
130.0
241.4
318.3
295.6
427.7
500.6
623.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

OPERATING INCOME
(in million US$)



(US$)
300
250
200
150
100
50
0
0.9
4.4
6.5
9.2
17.9
23.8
18.0
32.2
38.0
14.4
70.7
145.5
154.8
205.2
249.7
278.8
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

NET INCOME
(in million US$)



(US$)
250
200
150
100
50
0
0.6
2.6
3.7
3.3
8.6
9.2
4.4
14.1
24.6
3.9
59.1
143.3
161.8
196.4
183.2
203.0
1993 * 1994 1995 ** 1996 1997 1998 1999 ** 2000 2001 2002 *** 2003 2004 ** 2005 ** 2006 ** 2007 ** 2008 **

* For 101 days of operation only.
** Includes capital gains from the sale of vessels.
*** Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

EPS (DILUTED)



(US$)
6
5
4
3
2
1
0
0.09
0.38
0.50
0.39
0.45
0.46
0.22
0.72
1.27
0.13
1.72
3.76
4.09
5.15
4.79
5.33
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 * 2003 2004 2005 2006 2007 2008

* Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.

SHAREHOLDERS' EQUITY
(in million US$)


(US$)
1000
800
600
400
200
0
32.7 35.3 39.0 114.7 129.1 138.3 141.3 152.4 171.1 267.4 314.6 519.5 607.2 755.3 854.5 910.7
1993 * 1994 1995 1996 ** 1997 1998 1999 2000 2001 2002 *** 2003 2004 **** 2005 2006 2007 2008

* Oslo Stock Exchange IPO September 1993.
** Secondary Equity offering December 1996.
*** New York Stock Exchange IPO March 2002.
**** Secondary Equity offering May 2004.

FLEET GROWTH
(in million dwt)


(dwt)
5
4
3
2
1
0
0.23 0.27 0.32 0.70 0.80 1.30 1.42 1.42 1.42 2.23 2.68 2.82 2.93 4.18 4.67 4.92
1993 4 ships 1994 5 ships 1995 6 ships 1996 11 ships 1997 12 ships 1998 15 ships 1999 16 ships 2000 16 ships 2001 16 ships 2002 22 ships 2003 27 ships 2004 26 ships 2005 25 ships 2006 37 ships 2007 43 ships 2008 46 ships

RETURN ON EQUITY


(%)
50
40
30
20
10
0
1.9 8.0 10.4 8.4 7.5 7.2 3.1 10.0 16.8 2.3 22.1 45.5 31.1 32.3 24.2 23.7
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Based on Shareholders' Equity at beginning of the year.

FLEET UTILIZATION


(%)
100
80
60
40
20
0
100.0 96.8 96.3 98.7 98.2 96.4 97.0 96.1 98.6 93.8 93.0 97.6 96.5 97.4 96.6 97.3
Average industry utilization rate 92%
1993* 4 ships 1994 5 ships 1995 6 ships 1996** 11 ships 1997 12 ships 1998 15 ships 1999 16 ships 2000 16 ships 2001 16 ships 2002 22 ships 2003 27 ships 2004 26 ships 2005 25 ships 2006 37 ships 2007 43 ships 2008 46 ships

* For 101 days of operation only.
** Represents only the seven vessels that operated for the full year, and excludes the four vessels added in late December 1996.

Our Fleet *(by Year Acquired)*

(as of March 31, 2009)

Vessel Type	Year Built	Year Acquired	Charter Type	Expiration of Charter
VLCC				
1. Millennium	1998	1998	bareboat charter	September 2013
2. La Madrina (2)	1994	2004	time charter	April 2011
3. La Prudencia (2)	1993	2006	time charter	April 2011
SUEZMAX				
1. Silia T	2002	2002	time charter	October 2011
2. Decathlon (1)	2002	2002	time charter	October 2009
3. Pentathlon (1)	2002	2002	time charter	November 2009
4. Triathlon (1)	2002	2002	time charter	January 2014
5. Eurochampion 2004 (1)	2005	2005	time charter	November 2010
6. Euronike	2005	2005	time charter	September 2009
7. Archangel	2006	2006	spot	---
8. Alaska	2006	2006	spot	---
9. Arctic	2007	2007	spot	---
10. Antarctic (1)	2007	2007	time charter	October 2010
AFRAMAX				
1. Vergina II	1991	1996	time charter	July 2009
2. Opal Queen (4)	2001	2002	COA	Evergreen
3. Parthenon (5)	2003	2003	COA	September 2009
4. Marathon (5)	2003	2003	COA	September 2009
5. Proteas (1)	2006	2006	time charter	July 2010
6. Promitheas	2006	2006	spot	---
7. Propontis (1)	2006	2006	time charter	October 2010
8. Izumo Princess (4)	2007	2007	COA	Evergreen
9. Sakura Princess (1)	2007	2007	time charter	May 2009
10. Maria Princess	2008	2008	spot	---
11. Nippon Princess	2008	2008	spot	---
PANAMAX				
1. Victory III	1990	1996	spot	---
2. Hesnes	1990	1996	spot	---
3. Andes (3)	2003	2003	time charter	November 2011
4. Maya (3) (6)	2003	2003	time charter	September 2012
5. Inca (3) (6)	2003	2003	time charter	May 2013
6. Selecao	2008	2008	time charter	February 2011
7. Socrates	2008	2008	time charter	March 2011
HANDYMAX				
1. Artemis (1)	2005	2006	time charter	May 2009
2. Afrodite (1)	2005	2006	time charter	May 2009
3. Ariadne (1)	2005	2006	time charter	October 2009
4. Aris (1)	2005	2006	time charter	April 2009
5. Apollon (1)	2005	2006	time charter	September 2009
6. Ajax (1)	2005	2006	time charter	April 2009
HANDYSIZE				
1. Didimon	2005	2005	time charter	March 2010
2. Arion (2)	2006	2006	time charter	October 2009
3. Delphi	2004	2006	time charter	November 2011
4. Antares (2)	2006	2006	time charter	April 2009
5. Andromeda (1)	2007	2007	time charter	May 2010
6. Aegeas (1)	2007	2007	time charter	April 2010
7. Byzantion (1)	2007	2007	time charter	May 2010
8. Bosporos (1)	2007	2007	time charter	August 2010
LNG				
1. Neo Energy (7)	2007	2007	time charter	August 2010

Total Vessels 46

(1) The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(2) The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a monthly average basis every six months.
(3) These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(4) Evergreen employment has no specific expiration. These vessels are continuously employed on a market-related formula for each separate voyage until either we or the charterer request cancellation upon 30 days' notice.
(5) Freight is based on a minimum/maximum market-related formula applied to each separate voyage.
(6) 49% of the holding company of these vessels has been sold to a third party.
(7) The charterer of this vessel has the option to extend the charter initially to December 31, 2011, and then until December 31, 2012.

COA: Contract of Affreightment


IZUMO PRINCESS

Our Newbuildings under Construction

As of March 31, 2009, we have on order and expect to take delivery between 2009 and 2010 of four double-hull aframaxes of DNA design currently under construction from Sumitomo Heavy Industries. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Sumitomo Heavy Industries during the construction period.

Vessel Type / Name	EXPECTED DELIVERY	Purchase Price (in millions of U.S. dollars)
AFRAMAX DNA Type Dwt 105,000		
1. Ise Princess (Hull S-1349)	July 17, 2009	$60.4
2. Asahi Princess (Hull S-1350)	September 15, 2009	$60.4
3. Sapporo Princess (Hull S-1356)	January 8, 2010	$60.4
4. Uraga Princess (Hull S-1360)	2nd Quarter, 2010	$60.4

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 85% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment of our fleet during 2008 and 2007 as a percentage of operating days.

	Year Ended December 31,	
Employment Basis	2008	2007
Time Charter - fixed rate	29%	27%
Time Charter - variable rate	54%	49%
Period Employment at variable rates	9%	9%
Spot Voyage	8%	15%
Total Net Earnings Days	[illegible]	[illegible]

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool (only in first quarter 2007) or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has eight tankers currently operating on spot voyages.

Operations and Ship Management

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management's duties, which are performed exclusively for the benefit of TEN, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet's technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels. Five vessels were sub-contracted to third-party ship managers during part or all of 2008.

The following chart illustrates the management of our fleet.


Tsakos Energy Navigation
3 VLCC
10 Suezmax
8 Aframax
3 Aframax LR
7 Panamax
6 Handymax MR
8 Handysize
1 LNG carrier
4 Aframax
Under Construction
Tsakos Energy Management
Executive Management
Management Subcontract
Tsakos Shipping
Technical and Commercial

2000-2001
Millennium Year


NAVIGATING THE MILLENNIUM
MIF LIMITED
ANNUAL REPORT AND ACCOUNTS
2000
TSAKOS ENERGY NAVIGATION
TEN



Oslo arm of Tsakos hinting at renewals

Oslo-listed MIF could replace six or more of its vessels with younger units, said the company's executive vice president D John Stavropoulos.

GILLIAN WHITTA...



MIF set to expand fleet with three suezmaxes

Nigel Lowry ■ Athens

MIF, the publicly listed tanker arm of Greece's Tsakos group, has confirmed it is to expand its fleet with the acquisition of three suezmax tankers ordered from South Korea's H...

unchanged at $17.9m. However, operating and general ... by about $1m

income earned in the final quarter of last year.
The company shared the ... of industry observ-

MIF results on the rise

...akos-controlled ... owner MIF has ...ted what it describes as "exceptional" ... quarter results ... it is gearing up for a ...sting on the New ... Stock Exchange.



Tankers

Tsakos-backed MIF triples bottom-line

Nigel Lowry ■ Athens

OSLO-listed MIF Ltd has announced a record profit for last year, saying it tripled net income compared with 1999.

$0.10 per share were included in result.

"Although the fleet was unchanged during 1999 and 2000, a very strong

during ...
All b...
fleet of...
said to...
charte...
this y...
would...
ately...
than...
Th...
sels...

1 April 1999




MILLENNIUM


TEN

TradeWinds



... Nick Tsakos at the delivery of MIF's latest tanker newbuilding "Olympia" at Japan's Koyo Dockyard



BAPTISM: Captain PN Tsakos (left) listens while a Greek priest blesses the "Olympia"

Pleasure and new Panamax contracts

SHORTLY after the delivery celebrations came to an end, the MIF-owned Aframax newbuilding *Olympia* slipped quietly out of Japan's Koyo Dockyard and began its maiden voyage. The next day it began its trading life on the spot market, picking up a cargo of gas oil in South Korea and heading for Singapore.

The volatility of the crude spot market did not seem to worry shipowner Captain ... Tsakos as he sat with Koyo president Toshiyuki Higaki after the delivery and happily signed a contract for a series of Panamax tanker newbuildings.

Tsakos acknowledges the recent announcement of an OPEC cut in production could mean more hard times ahead for his crude tankers.

However, he has two trump cards that he believes justifies his company's $... investment in a series of ...

Tsakos banking on period deals


MARIA TSAKOS













Map of Operations *(as of March 31, 2009)*



TEN
TST - Fleet Technical Manager

TEN CRUDE CARRIERS TEN PRODUCT CARRIERS TEN LNG



15yrs in the Capital Markets

TEN's NEWBUILDING PROGRAM

2009	*2010*
TEN	TEN
TEN	TEN


2002-2005
New York, New York
Is 10 really in for MIF?
'Tsakos hanging TEN on Wall St
The newly named Tsakos Energy Network (TEN), formerly MIF, appears to be pressing ahead with its plans for a secondary listing in the US, appointing banks JP Morgan Chase and Jefferies & Co to
Name change puts MIF closer to Tsakos
Operator prepares for New York listing with move to update image, writes Nigel Lowry in Athens
ATHENS 2004
2005
Microsoft
Mr Nikolaos P. Tsakos
Tsakos Energy Navigation LTD (TEN LTD)
'Tsakos to list in New York
said one analyst.
ATHENS 2004
WALL ST
TEN LTD
TNP NYSE
MARCH 5 TUESDAY
UEFA Euro 2004 PORTUGAL
PARTHENON
T E N

Operating and Financial Review & Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

As at March 31, 2009, we operated a fleet of 46 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs, ten suezmaxes, eleven aframaxes, seven panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations in 2008

The year 2008 proved to be one of the strongest in the past ten years in terms of crude tanker rates, with significant increases over average rates achieved in 2007. As a result, those operators with crude tankers enjoyed good earnings, achieving marked increases over 2007, especially during the second and third quarters when markets traditionally suffer a seasonal downturn. The tanker fleet saw little or no increases in the number of suezmaxes and VLCCs, while the number of aframaxes and panamaxes increased by approximately 5.5% and 7.6% respectively. However, long-haul transportation of crude continued to increase for much of the year as a result of increased OPEC production, especially from Saudi Arabia, which more than absorbed the impact of the increased number of crude tankers. Increased oil imports into China not only from the Middle East but also from West Africa and Venezuela gave an additional boost to long-haul routes. The number of product carriers increased more significantly which contributed to keeping product carrier rates relatively flat during 2008, as in 2007, although there was some improvement in rates towards the end of the year.

There was no growth in world oil demand. Indeed, demand fell fractionally by 0.4% compared to a 1.1% increase in 2007, much of the decline occurring in the latter part of the year as the international financial crisis developed further into a worldwide economic crisis resulting in a steep decline in the growth of oil demand despite falling oil prices. But even earlier in the year the increasing price of oil was at last having a negative impact on oil demand having been surprisingly price resistant in previous periods.

The decline in U.S. demand by nearly 5% especially contributed to the overall decline, having the greatest consumption per capita, although continued growth in developing nations, including China, offset much of the impact of this decline. The combination of lower oil demand yet higher oil production in the first half of the year followed by falling oil prices leading to sharply reduced oil production quotas by OPEC later in the year, inevitably resulted in a growth of crude inventories to exceptionally high levels by the year end.

The US Dollar, the functional currency for many shipping companies, remained weak for much of the year against other major currencies and in particular the Euro, against which it suffered a further 7% fall compared to 2007, despite a period of strengthening in the second half of the year. By the end of the year, impacted by the financial crisis and remedial interest rate cuts, the US dollar again started to decline against the Euro negatively impacting those maritime companies which have significant expenditures in Euro. The fall in short and long term interest rates, while being a welcome reduction in financing costs, had a reduced benefit for the many companies that had previously attempted to protect themselves against rising interest rates by fixing rates through hedging interest rate swaps.

Our fleet achieved voyage revenues of $623.0 million, an increase of 24.5% from $500.6 million achieved in 2007 due partly to the increase of the average size of the fleet to 44.1 from 41.7. More importantly, the average daily time charter rate per vessel after deducting voyage expenses, increased to $34,600 compared to $29,421 in 2007. Voyage expenses had increased, despite a fall in operating days on spot and contract of affreightment voyages, because of higher bunker prices caused by increasing oil prices. Operating expenses increased by 32.7% to $143.8 million due to the increase in the size of the fleet and an increase in costs mainly due to crew wage increases and the appreciation of the Euro against the US dollar. During 2008, seven vessels underwent dry-docking for survey purposes and considerable expenditure was incurred on routine repairs and maintenance which was expensed immediately.

Depreciation was $85.5 million in 2008 compared to $81.6 million in 2007 due to the net addition of vessels. This was offset by the impact of a change in the scrap price, used for estimating the residual value of vessels in the calculation of depreciation, from $180 per lightweight ton to $300. The effect of this change in estimation was to reduce depreciation by $5.3 million in 2008. Management fees totaled $12.0 million for 2008 compared to $9.8 million for 2007, an increase of 23.1%, due both to the increase in number of vessels in the fleet and the increase in monthly fees. General and administrative expenses were $4.6 million during 2008 compared to $4.4 million during 2007.

Capital gains on the sale of one operating vessel was $34.6 million, compared to the sale of three vessels in 2007 with total gains of $68.9 million. Operating income increased to $278.8 million in 2008 from $249.7 million in 2007, an 11.7% increase. Financing costs increased by 7.1% in 2008 to $82.9 million. Despite a fall in total loan interest due to reduced interest rates, non-cash negative movements on non-hedging interest rate swaps contributed to the overall increase in finance costs. Net income was $202.9 million, compared to $183.2 million in 2007, a 10.8% increase. Diluted income per share increased to $5.33 in 2008, based on 38.05 million diluted weighted average shares outstanding, from $4.79 in 2007, based on 38.23 million diluted weighted average shares outstanding.

Liquidity and Capital Resources

Net cash provided by operating activities was $274.1 million during 2008 compared to $190.6 million in the previous year, a 43.8% increase. The increase is mainly due to the increase in revenue generated by operations. Total expenditure during 2008 on dry-dockings amounted to $11.4 million compared to $9.7 million in 2007.

Net cash used in investing activities was $164.6 million for the year 2008 compared to $375.6 million for 2007. During 2008, the Company took delivery of four new tankers and repurchased the suezmaxes Decathlon (Cape Baker) and Pentathlon (Cape Balboa). Total payments for the above deliveries plus upgrade work on other vessels amounted to $223.3 million. Installments amounting to $3.5 million were also paid on vessels under construction compared to $111.1 million paid in 2007. The anticipated payment schedule on the four vessels under construction as at December 31, 2008, is $109.0 million in 2009 and $85.2 million in 2010. In 2008, net sale proceeds from the sale of the aframax tanker Olympia in the first quarter of 2008 amounted to $62.1 million. In 2007, the Company sold three vessels with net sale proceeds amounting to $142.4 million.

Net cash derived from financing activities was $21.2 million in 2008 compared to $191.9 million cash in 2007. Proceeds from new bank loans in 2008 amounted to $168.1 million compared to $342.3 million in the previous year. Scheduled repayments of debt amounted to $44.4 million in 2008 compared to $59.4 million of scheduled repayments and $26.6 million of debt prepayments in 2007. At December 31, 2008, the Company had outstanding debt of $1,513.6 million. The average debt to capital ratio was 62.4% by December 31, 2008 or, in net of cash terms, 56.9%. In terms of liabilities against assets at fair value, our leverage at December 31, 2008, was 47.8%, well below the loan covenant maximum of 70%. All other bank covenants have also been met as at December 31, 2008.

During 2008, the Company repurchased 392,400 shares at a cost of $12.2 million. Also in 2008, the Company repurchased 812,700 shares as treasury stock at a total cost of $21.9 million. At December 31, 2008, 286,000 of those shares were granted to employees as part of a stock compensation plan.

A cash dividend of $0.90 was paid in April 2008 representing the final dividend for the fiscal year 2007 and a $0.90 dividend was paid in October 2008 as the first dividend for the fiscal year 2008. In total, the two dividends amounted to $67.2 million. A final dividend of $0.85 per share for the fiscal year 2008 will be paid on April 30, 2009. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments.

We believe, given our current cash holdings ($340 million at March 31, 2009) and the number of vessels we have on time charter, that even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity needs through January 1, 2010, taking into account our existing capital commitments and debt service requirements.

Significant Events and Factors affecting 2008

Some of the more significant developments for the Company during 2008 were:

- the delivery of the two panamaxes Selecao and Socrates, and the two aframaxes Maria Princess and Nippon Princess;
- the repurchase of the suezmaxes Decathlon and Pentathlon, sold five years previously as part of a sale and lease-back deal;
- the sale of the aframax Olympia with a gain of $34.6 million;
- the dry-docking of Maya, Inca, Marathon, Victory, Parthenon, Hesnes and Andes for their mandatory special survey;
- the buy-back of 392,400 shares for cancellation and 812,700 shares as Treasury Stock (of which 286,000 were utilized on the vesting of restricted share units), and
- the payment to the Company's shareholders a dividend of $0.90 per common share in April in respect of the fiscal year 2007 and $0.90 per common share in October, the first dividend with respect to fiscal year 2008. Total cash paid out on dividends amounted to $67.2 million.

The Company operated the following types of vessels during, and at the end of, 2008:

Vessel Type	LNG	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	**Total Fleet**
Average number of vessels	1.0	3.0	10.0	9.4	6.7	6.0	8.0	44.1
Number of vessels *at end of year*	1.0	3.0	10.0	11.0	7.0	6.0	8.0	46.0
Dwt at end of year *(in thousands)*	85.6	899.8	1,639.3	1,190.8	490.2	318.5	297.7	4,922
Percentage of total fleet	1.7%	18.3%	33.3%	24.2%	10.0%	6.5%	6.0%	100.0%
Average age, in years *at end of year*	2.1	13.7	4.4	4.4	8.0	3.7	2.7	6.3

We believe that the key factors which determined our financial performance in 2008, within the given freight rate environment in which the Company operated, were:

- the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed the Company to take advantage of all tanker sectors;
- the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;
- our balanced chartering strategy (discussed further below) including our continued move towards more time charters with profit-share, which ensured a stable cash flow while allowing the Company to take advantage of the buoyant freight market;
- the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;
- the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher operating and fuel costs;
- our control over financial costs by negotiating competitive terms with reputable banks, and protecting interest rate levels through swap arrangements;
- our ability to manage leverage levels through cash generation and repayment/prepayment of debt;
- our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;
- our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment, and
- the sale of vessels when attractive opportunities arose.

Prospects for 2009

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which will play an especially significant role in the current world economic climate as we proceed through 2009. To these may be added:

- a relatively active charter market in comparison to other sectors of the shipping world and compared to historical levels;
- the securing of a high level of utilization for our vessels (as at March 31, 2009, 66% of the remaining operational days available for 2009, and 42% for 2010, excluding expected new deliveries, have secured employment);
- the continued appetite by oil majors to fix forward on medium to long term charters at economic rates which are still higher than the historical average, although for shorter periods due to the uncertainty caused by the global financial crisis;
- the delivery of the four newbuildings that will join the fleet in 2009 and early 2010 (two of which are to be delivered during the remainder of 2009), and
- the repurchase of common shares at favorable prices. During the first quarter of 2009, we bought back 231,100 shares as Treasury Stock under a fixed repurchase plan at a total cost of approximately $3.8 million.

Looking forward and given lower oil demand levels, high crude inventory levels, the continued lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about cuts in their production levels, low oil prices may continue through 2009, although there is some indication that oil prices may further increase from the low levels seen at the beginning of 2009. Although demand from China, India and other developing countries will continue to have a beneficial impact on transportation requirements for petroleum and its products, the overall demand destruction for oil and the increase in new vessel supply, partly offset by scrapping, suggests strongly that full recovery in oil market conditions will not be expected until the latter part of 2009 and possibly not until 2010.

We expect that 2009 will prove to be a challenging year for the tanker industry. The current economic crisis will have a continuing negative impact on the demand for and transportation of oil. This together with the forecasted increase in the size of the tanker fleet and recent OPEC oil production cuts will contribute to pushing freight rates down. Nevertheless, there are factors which are likely to soften this impact. Firstly, the governments of the world are making a concerted effort to revitalize the world economy. Secondly, the gradually rising level of oil prices will eventually result in a cessation of cuts and possibly a reversal as the oil producing nations seek to increase their cash receipts. One benefit of lower oil prices to date this year has been the employment of vessels for oil storage to take advantage of the oil price contango. The new trading patterns with long-haul requirements we have seen emerge over the past few years will continue to absorb many of the new vessels to be delivered and we would expect that the IMO and European Union regulations relating to the phase-out of single-hull tankers should begin to have a significant compensating impact on the supply/demand balance of tanker availability.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are "voyage charters" or "spot voyages", under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

Second are "time charters," under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers' panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past two years. Time charters can also be "evergreen," which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter. Third are "bareboat charters" under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as "period charters".

We also enter into "contracts of affreightment" which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. At the beginning of 2007 two of our vessels also operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel's age, size and technical features. None of our vessels have operated in a pool since January, 2007.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. As at March 31, 2009, we have 38 of our 46 vessels managed on time charter or other form of period employment, ensuring that at least 66% of 2009 availability and 42% of 2010 is already fixed.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company's commercial manager Tsakos Energy Management implements this strategy through the technical manager, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with Tsakos Shipping enables the Company to take advantage of the long-established relationships they have built with many of the world's major oil companies and refiners over 36 years of existence and high quality commercial and technical service. Tsakos Shipping manages the vessels of the Company plus another 25 operating vessels, mostly container and dry cargo vessels, but also some single and double hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels' operations. Tsakos Shipping provides top grade officers and crew for the Company's vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.


2006-2008
TEN in the TEENS and GROWING...
SHIPPING FINANCE
Tsakos stockholders will receive cash dividend $1.65 per common share for the first half of 2007
TEN: Dividend increase by 32%
Nicholas Tsakos, President & CEO, TEN
TEN posts record and looks for more
From Philip Pangalos in Athens
Tsakos income in nine-month surge
By Nigel Lowry in Athens
Neo Energy is TEN's LNG entrée
"Tanker company of the year" TEN rolls on with yet another record year
Neo Energy marks foray into LNG
TradeWinds.no
TEN exceeds 'superb'
Lloyd's List
TSAKOS ENERGY NAVIGATION
Strategic cooperation with Neste Oil
15yrs in the Capital Markets
TEN jumps to ice class No 1 with $530m fleet deal
Nine new product tankers to be acquired from Western Petroleum Group, writes Nigel Lowry
SOCRATES
rage TCE rates rose from $28,6 per day in 2005 to $30,2 per day in 2006. Utilization of the fleet 97.4%
TEN 2006: Revenues 45% higher than 2005
Net income $196.4 mil. for 2006 compared with $161.8 mil. for 2005.
TEN LTD
TSAKOS ENERGY NAVIGATION LTD
TNP LISTED NYSE
MARCH 22 THURSDAY

General Market Overview
World Oil Demand / Supply and Trade

All text, data and charts provided by ICAP Shipping

The price of crude oil continued to rise sharply in the first half of 2008. From a starting point of $99 per barrel at the turn of the year, WTI spot prices rose to peak prices above $145/barrel in July. The rise in prices caused OPEC to continue increasing crude oil production in the first seven months of the year, driving tanker earnings to the highest levels witnessed since late 2004 in most markets. After July, oil prices declined sharply as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. The fall in prices and in demand and rising oil inventories led OPEC to reduce crude oil production and exports resulting in lower, albeit historically high, tanker earnings in the second half of the year. In the first quarter of 2009 oil prices stabilised in a trading range of $35-$55/barrel as OPEC continued to reduce production levels.

According to the International Energy Agency (IEA), world oil demand fell by 0.37 million bpd in 2008, the first fall in global demand since 1985. Large falls in demand were recorded in the developed OECD countries. North American demand fell by as much as 1.24 million bpd, while OECD Europe's demand and the OECD Pacific region's demand fell by 0.09 million bpd and 0.32 million bpd respectively. However, these falls were partially offset by further increases in demand in developing countries. Chinese demand grew by a further 0.32 million bpd, while Indian demand grew by 0.13 million bpd. Demand growth of 0.25 million bpd was recorded in Latin America and Middle Eastern demand grew by 0.42 million bpd.

SEABORNE CRUDE OIL IMPORTS 2000 TO 2008


Million bpd
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
Other Countries
S. & C. America
Other Asia
India
South Korea
Japan
China
Europe
U.S.

Although oil demand declined for the year as a whole, the supply of oil- including biofuels, condensates and oil from non-conventional sources- increased from 85.55 million bpd to 86.46 million bpd. The largest increase came from Middle Eastern crude oil production which increased by 0.86 million bpd according to IEA data. There were also gains in Brazilian production, African production, production in the Asia Pacific region, in biofuels and OPEC natural gas liquids output. Some of these gains were offset by declines in production in the North Sea, North America and the Former Soviet Union. Seaborne crude oil trade is estimated to have increased by 260,000 bpd in 2008 or 0.7%, however crude oil tonne-miles trade (international trade x distance travelled) is estimated to have increased by a more substantial 2.7% due to reductions in short-haul exports from the North Sea, Mexico, Venezuela and Russia and an increase in long-haul exports from the Middle East.

Major developments in crude oil trade included a 290,000 bpd year-on-year increase in Chinese crude oil imports, including an increase in imports from the Middle East of 330,000 bpd. U.S. imports declined by 3% overall, however most of the decline was in short-haul and medium-haul trade from Mexico, Venezuela, Africa and Europe, while long-haul imports from the Arabian Gulf increased by 11%, leading to an overall increase in tonne-miles. Crude oil imports into Japan and Korea meanwhile remained virtually unchanged from 2007 levels on average.

Geographical mismatches between volumes and types of products produced by oil refiners and demanded by end users continued to drive demand for products tankers in 2008. Price differentials between product prices in various regions meant that there were substantial unusual arbitrage trades that increased products tanker demand.

Imports of gasoline, distillates, jet fuel and fuel oil into the United States, the world largest products importing country, declined from 2007's level of 2.0 million barrels to 1.7 million barrels. However, U.S. refiners found it profitable to produce distillates for export and surging exports to Latin America and Europe contributed to very firm rates for MR products carriers. Total U.S. petroleum products exports increased by 16% from 1.2 million bpd to 1.4 million bpd in 2008. Continued economic growth in Latin America as well as shortages of natural gas and hydro-electric power led to strong demand for middle distillate imports. Meanwhile Europe's structural surplus of gasoline and deficit in gasoil, together with reductions in the permissible levels of sulphur in European distillate fuels, meant that owners of MR products carriers were able to benefit from westbound Transatlantic gasoline trade and return eastbound Transatlantic gasoil trade, increasing their daily returns.

China also imported additional volumes of refined products in 2008 in order to ensure adequate supplies in advance of the expected increase in demand for transportation fuels around the time of the Olympic games. China's refined products imports increased by 15% in 2008 to 38.8 million tonnes from 33.8 million tonnes in 2007, with monthly imports in the middle of the year at the highest levels since 2004. Other long-haul products trades increased demand for LR1 and LR2 products carriers. These trades included imports of gasoil and jet fuel into Europe from the Far East and reverse flows of naphtha from Europe back to the Far East.

Looking forward, the IEA in its March 2009 report forecast a decrease in global oil demand of 1.25 million bpd in 2009 as a result of the severe downturn in the world economy. The reduction in oil demand has led to reduced OPEC crude oil production and reduced refinery runs, which in turn means lower demand for crude oil and lower production of refined petroleum products. Tanker freight rates have found some support from demand for tankers to store oil as a result of the contango in oil prices, but it is expected that a resumption in oil demand growth and an increase in OPEC crude oil production will be needed in order to create a sustained rise in tanker demand.

Although the timing of the return of oil demand growth remains uncertain at present, it is expected that over the medium term continued economic development in emerging economies will drive further oil demand growth. In its March 2009 Annual Energy Outlook the U.S. Energy Information Administration has projected in its Reference Case that global hydrocarbon liquids consumption will increase by 2.77 million bpd between 2010 and 2015, with an increase of 2.88 million bpd in developing non-OECD countries and a small decrease of 0.10 million bpd in the developed OECD countries.

World Tanker Fleet

In 2008 the supply side of the market continued to be shaped by the impending phase-out of non double hulled tankers under IMO regulations contained in MARPOL Annex 1. Many owners decided to remove their non double hulled vessels from the tanker trading fleet in spite of the strong freight market and the fact that most of the remaining non double hulled vessels would be permitted to continue trading until 2010 under the IMO regulations. Even after 2010 some vessels may be able to secure Port State and Flag State exemptions to continue trading but an increasing number of countries have indicated that they will not allow these vessels to call at their ports and terminals from 2010 and fewer charterers are willing to hire non double hulled tankers to transport their cargoes. The spillage of over 10,000 tonnes of crude oil from the single hulled "Hebei Spirit" off the Korean coastline in December 2007 has accelerated the move towards double hulled tonnage in Asian markets where the majority of the remaining non double hulled vessels now trade.

In the VLCC sector, 8% of the vessels that comprised the active trading fleet at the start of 2008 are believed to have been removed from service throughout the year, with the majority removed for conversion to dry bulk carriers prior to the collapse in dry bulk carrier freight rates. Other vessels were removed for conversion to floating production, storage and offloading vessels (FPSO) and floating storage units (FSU) while a handful of vessels were sold for demolition. In the Suezmax and Aframax sectors 4% of vessels were removed from the active trading fleet for conversion projects or demolition. In the Panamax (60,000 – 80,000 dwt) tanker segment 5% of the fleet was removed from service but in the medium range (MR) products tanker (45,000 – 55,000 dwt) sector less than 1% of the fleet was sold for demolition or converted because of the modern double hulled profile of the fleet. Strong fleet growth in the MR products tanker sector was offset to some extent by low fleet growth in the accompanying Handy tanker sector (27,000 – 45,000 dwt) where some 3% of vessels were removed from service – mainly for demolition.

Fleet growth varied considerably from sector to sector. In the VLCC segment there was slight negative fleet growth of 0.2% as the 41 removals outweighed the 40 vessels that were delivered. In the Suezmax sector just 14 vessels were delivered, compared to the anticipated 21 vessels meaning that fleet growth of just one vessel or 0.3% was recorded. Other fleet sectors saw stronger growth. The 68 deliveries in the Aframax sector resulted in net fleet growth of 40 vessels or 5.5%. In the Panamax sector there was net fleet growth of 23 vessels or 7.6% and in the MR and Handy tanker sectors there was net fleet growth of 118 and 24 vessels respectively or 20.7% and 2.7%.

The tanker fleet between 27,000 and 445,000 dwt grew by some 4% in 2008 to 371 million dwt at the start of 2009. 2008 witnessed further heavy ordering particularly in the large tanker segments. where over 100 VLCCs and over 50 Suezmaxes were ordered at shipyards. As of 1st January there was a substantial orderbook for new vessels to be delivered between 2009 and 2013, comprising a total of 162 million dwt for these size ranges or 44% of the existing fleet. This compares to a non double hulled fleet of 58 million dwt. The forward orderbook means that we expect to see strong fleet growth in several market sectors between 2009 and 2011 in spite of the removal of more non double hulled tonnage. However, the outlook for fleet growth has become less certain because of the difficulty that shipowners are now facing in securing financing for payments to shipyards and also due to some uncertainty about the financial stability of some of the shipyards themselves. There is therefore significant potential for greater than usual delays to newbuilding delivery schedules and the possibility of the postponement or cancellation of some tanker newbuilding orders. These developments may alleviate some of the supply side pressure on the tanker market over the next 3 years.

Newbuildings

Newbuilding Tanker Prices at January Each Year

	2002	2003	2004	2005	2006	2007	2008
VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m
Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$94m
Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m
47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m

Tanker newbuilding prices continued to increase in the first seven months of 2008. Indicative newbuilding prices at South Korean yards for VLCCs rose to $165 million by July while Suezmax prices had risen to $97.5 million by that time. The second quarter of the year saw particularly heavy ordering of VLCCs with most vessels being contracted at prices in the $150-$160 million price range. There were also several Suezmax contracts placed during the second quarter of the year at prices reported to be around the $95 million level.

Indicative Aframax newbuilding prices rose to as high as $81 million at South Korean shipyards by the third quarter of the year but contracting was not as active in this market segment as in the larger sizes. Newbuilding prices for MR products carriers in South Korea were more stable – with indicative prices rising to a peak of $54 million in the third quarter. There was continued interest in ordering MR products carriers in the first three quarters of the year with most vessels contracted at prices reported to be $52-$53 million at shipyards in South Korea.

Strong freight markets in both the tanker and dry cargo sectors, heavy ordering of VLCCs, Suezmaxes and dry bulk carriers, together with long forward orderbooks and rising steel prices all contributed to the further increases in newbuilding prices in the first three quarters of the year. However the downturn in freight markets since then and the lack of available finance have led to the virtual cessation of newbuilding contracting. Although there is a distinct lack of actual contracts to set benchmark values, estimated newbuilding contract prices for Suezmaxes in South Korea at the end of the first quarter of 2009 had declined by 22% from the highs seen in the third quarter, while indicative newbuilding contract prices for Aframaxes had fallen by 17% from the peak levels.

Secondhand Prices

5-Year-Old Tanker Prices at January Each Year

	2002	2003	2004	2005	2006	2007	2008
VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m
Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m
Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m
47k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m

Secondhand prices also continued to rise during the first three quarters of 2008. Indicative prices for 5-year old VLCCs rose to as high as $165 million, while equivalent prices for Suezmaxes and Aframaxes rose to $104 million and $79 million in the third quarter, respectively. Indicative prices for 5-year old MR products tankers rose to $54 million. However, the actual volume of sales of modern double hulled tonnage was limited. In the VLCC sector most sale and purchase activity surrounded sales of single hulled vessels for conversion projects with just a handful of recorded sales of modern VLCCs. Since September, tanker secondhand sale and purchase activity has been even more restricted. However indicative prices for 5-year old Suezmaxes and Aframaxes have each declined by some 40% from the peak values.

Earnings

Spot market earnings rose very sharply in the large tanker segments in 2008, while spot market earnings for MR products carriers increased in spite of strong fleet growth and a downturn in U.S. products imports.

VLCC

Benchmark VLCC spot market earnings in 2008 were over twice as high as those seen in 2007 as a result of sharp increases in OPEC crude oil production, negative fleet growth, and growth in long-haul crude oil trade into China and the United States. In addition Iran's use of VLCCs for crude oil storage in the second quarter of the year absorbed tonnage and contributed to the rise in the market. There was also an increase in demand for double hulled tonnage as some Far Eastern charterers reduced their use of single hulled vessels following the "Hebei Spirit" incident. Following the incident there was more bullish market sentiment among owners of double hulled tonnage which also contributed to the market's rise.


VLCC
Time Charter Equivalent Spot Market Earnings
Thousand US$/day
120
100
80
60
40
20
0
$55
$38
$24
$56
$103
$58
$56
$46
$97

Falling oil demand, poorer refining margins leading to reduced demand for crude oil from refiners and sharp reductions in OPEC crude oil production meant that earnings in the fourth quarter of the year were lower. Earnings have fallen even further in the first quarter of 2009 to levels comparable with the annual average earnings seen in 2007. The reduction in demand for VLCCs to transport cargoes has, however, been partially offset by strong demand for vessels to store crude oil as a result of the contango in crude oil prices. As many as 40 vessels or 8% of the trading fleet has been involved in storage employment in the first quarter of 2009.

Suezmax

Freight rates in the Suezmax market also rose very strongly in 2008, with earnings on benchmark routes increasing by 85% from the levels seen in 2007. Suezmaxes benefited from many of the same factors that drove VLCC earnings to very high levels, including increased OPEC production and very low fleet growth. Increased exports from the Turkish port of Ceyhan due to the stabilisation of flows of crude oil via the pipeline from Iraq's northern oil fields; and due to increased exports of Azeri crude oil up until August, also increased demand for Suezmax tankers in the Mediterranean. Demand for Suezmaxes was also bolstered by further rises in Brazilian crude oil production. Port workers' Strikes and delays in the Mediterranean and Turkish Straits also contributed to the strength of the market in 2008.


Suezmax
Time Charter Equivalent Spot Market Earnings
Thousand US$/day

Benchmark spot market earnings for Suezmaxes also declined in the first quarter of 2009 to levels comparable with the 2007 annual average level as OPEC production and demand for crude oil from refiners declined. Some Suezmax tankers have been employed in storing crude oil cargoes but not to the same extent that has been seen in the VLCC sector. However, further increases in Brazilian production and higher levels of crude exports from the Former Soviet countries via the Black Sea and Mediterranean than in the last few months of 2008 have partially offset declines in Suezmax demand elsewhere.

Aframax

Freight rates for Aframaxes increased very strongly in 2008, although not to quite the same extent as in the VLCC and Suezmax sectors. Benchmark spot market earnings were nevertheless 58% higher than in 2007. Earnings in the North Sea, Baltic and Mediterranean markets rose particularly strongly (rising by 85%, 66% and 63% respectively). The increases in earnings in the Caribbean and in the AG-Far East markets, while substantial, were not quite so dramatic at 48% and 37% respectively.


Aframax
Time Charter Equivalent Spot Market Earnings
Thousand US$/day

While the Aframax sector also benefited from the increase in OPEC crude oil production and rising exports of Azeri crude oil from Ceyhan from January to August, there was further growth in the fleet of 5.5% and a decline in oil production in some traditional Aframax loading areas such as the North Sea and Mexico. Strikes at Mediterranean ports and delays in transiting the Turkish Straits also led to rises in Aframax earnings in 2008. Aframax earnings declined in the first quarter of 2009, with benchmark average earnings some 53% lower than the average level seen in 2008.

Product Carriers

Benchmark spot market earnings for MR Products carriers increased by 7% in 2008. The products carrier market was faced with declining imports into the United States and strong fleet growth, nevertheless strong growth in U.S. products exports to Latin America and Europe and strong Chinese import requirements in order to boost stocks ahead of the Olympic Games in August 2008 helped to support the market. Regional products type mismatches and arbitrage opportunities led to short-term surges in products tanker demand for both medium range products carriers and long range vessels which increased earnings levels. As is the case with the other sectors of the tanker market, earnings for products carriers have fallen back in the first quarter of 2009, declining by some 39% from the average levels seen in 2008.


Product Carriers
Time Charter Equivalent Spot Market Earnings
Thousand US$/day

Management's Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Ltd. and its subsidiaries (the "Company"), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company's system of internal control over financial reporting includes policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008, is effective.

Nikolas P. Tsakos
President and Chief Executive Officer

Paul Durham
Chief Financial Officer

Date: March 31, 2009

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
2008

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ERNST & YOUNG

ERNST & YOUNG (HELLAS)
Certified Auditors - Accountants S.A.
11th Km National Road Athens-Lamia
144 51 Athens, Greece

Tel: +30 210.2886.000
Fax: +30 210.2886.905
www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.

Ernst + Young

Athens, Greece
March 31, 2009

ERNST & YOUNG

ERNST & YOUNG (HELLAS)
Certified Auditors - Accountants S.A.
11" Km National Road Athens-Lamia
144 51 Athens, Greece

Tel: +30 210.2886.000
Fax: +30 210.2886.905
www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 31, 2009 expressed an unqualified opinion thereon.

Ernst + Young

Athens, Greece
March 31, 2009

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 and DECEMBER 31, 2007
(Expressed in thousands of U.S. Dollars - except share data)

		2008		2007
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	312,169	$	181,447
Restricted cash		7,581		6,889
Accounts receivable, net		16,596		23,411
Insurance claims		7,286		13,120
Due from related companies (Note 2)		4,923		972
Advances and other		8,329		5,359
Vessel held for sale (Note 4)		-		27,535
Inventories		10,919		12,099
Prepaid insurance and other		2,978		4,030
Financial instruments-Fair value (Note 8)		-		1,191
Total current assets		370,781		276,053
INVESTMENTS (Note 3)		1,000		1,000
FIXED ASSETS (Note 2a, 4 and 7)				
Advances for vessels under construction		53,715		169,739
Vessels		2,468,472		2,127,704
Accumulated depreciation		(312,983)		(227,521)
Vessels' Net Book Value		2,155,489		1,900,183
Total fixed assets		2,209,204		2,069,922
DEFERRED CHARGES, net (Note 5)		21,332		15,801
Total assets	$	2,602,317	$	2,362,776
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Current portion of long-term debt (Note 6)	$	91,805	$	44,363
Payables		27,960		34,871
Due to related companies (Note 2)		197		2,428
Accrued liabilities		24,497		17,275
Accrued bank interest		14,656		16,952
Unearned revenue		14,709		11,939
Deferred income (Note 7)		-		2,626
Current portion of financial instruments - Fair value (Note 8)		15,664		1,770
Total current liabilities		189,488		132,224
LONG-TERM DEBT, net of current portion (Note 6)		1,421,824		1,345,580
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)		75,890		27,041
MINORITY INTEREST (Note 11)		4,457		3,391
STOCKHOLDERS' EQUITY:				
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at December 31, 2008 and 38,059,142 issued and outstanding at December 31, 2007		37,671		38,059
Additional paid-in capital		265,932		273,036
Retained earnings		693,511		567,220
		997,114		878,315
Cost of treasury stock (526,700 shares)		14,217		-
		982,897		878,315
Accumulated other comprehensive loss		(72,239)		(23,775)
Total stockholders' equity		910,658		854,540
Total liabilities and stockholders' equity	$	2,602,317	$	2,362,776

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in thousands of U.S. Dollars - except share and per share data)

	2008	2007	2006
VOYAGE REVENUES:	$ 623,040	$ 500,617	$ 427,654
EXPENSES:			
Commissions	22,997	17,976	15,441
Voyage expenses	83,065	72,075	69,065
Charter hire expense	13,487	15,330	24,461
Vessel operating expenses	143,757	108,356	76,095
Depreciation	85,462	81,567	59,058
Amortization of deferred dry-docking costs	5,281	3,217	4,857
Management fees (Note 2)	12,015	9,763	7,103
General and administrative expenses	4,626	4,382	3,510
Management incentive award (Note 2)	4,750	4,000	3,500
Stock compensation expense (Note 9)	3,046	5,670	216
Foreign currency losses	915	691	279
Amortization of deferred gain on sale of vessels (Note 7)	(634)	(3,168)	(3,168)
Gain on sale of vessels (Note 4)	(34,565)	(68,944)	(38,009)
Total expenses	344,202	250,915	222,408
Operating income	278,838	249,702	205,246
OTHER INCOME (EXPENSES):			
Gain on sale of shares in subsidiary (Note 11)	-	-	25,323
Interest and finance costs, net (Note 8)	(82,897)	(77,382)	(42,486)
Interest and investment income	8,406	13,316	7,164
Other, net	(350)	924	1,159
Total other expenses, net	(74,841)	(63,142)	(8,840)
MINORITY INTEREST	(1,066)	(3,389)	(2)
Net Income	$ 202,931	$ 183,171	$ 196,404
Earnings per share, basic (Note 10)	$ 5.40	$ 4.81	$ 5.15
Earnings per share, diluted (Note 10)	$ 5.33	$ 4.79	$ 5.15
Weighted average number of shares, basic	37,552,848	38,075,859	38,127,692
Weighted average number of shares, diluted	38,047,134	38,234,079	38,141,052

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock-Holders' Equity
BALANCE, December 31, 2005		$ 19,177	$ 269,237			$ 3,067	$ 315,705	$ 607,186
Net income	196,404						196,404	196,404
- Exercise of stock options (Note 9)		6	65					71
- Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)				(3,246)	(5,261)
- Cash dividends declared and paid ($1.175 per share)							(44,778)	(44,778)
- Fair value of financial instruments	3,666					3,666		3,666
- Fair value of investments	3,072					3,072		3,072
- Reclassification of gains on undesignated cash flow hedges	(5,087)					(5,087)		(5,087)
Comprehensive income	$ 198,055							
BALANCE, December 31, 2006		$ 19,040	$ 267,430			$ 4,718	$ 464,085	$ 755,273
Net income	183,171						183,171	183,171
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)				(1,047)	(1,338)
- Issuance of 21,000 shares of restricted share units (Note 9)		10	(10)					-
- Cash dividends declared and paid ($1.575 per share)							(59,959)	(59,959)
- Two-for-one stock split (Note 9)		19,030					(19,030)	-
- Fair value of financial instruments	(25,421)					(25,421)		(25,421)
- Fair value of investments	953					953		953
- Reclassification upon sale of investments	(4,025)					(4,025)		(4,025)
- Amortization of restricted share units (Note 9)			5,886					5,886
Comprehensive income	$ 154,678							
BALANCE, December 31, 2007		$ 38,059	$ 273,036			$ (23,775)	$ 567,220	$ 854,540
Net income	202,931						202,931	202,931
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)				(9,414)	(12,232)
- Purchases of Treasury stock				812,700	(21,937)			(21,937)
- Issuance of 4,650 shares of restricted share units (Note 9)		5	(5)					-
- Treasury stock granted to employees as part of stock compensation plan			(7,720)	(286,000)	7,720			-
- Cash dividends declared and paid ($1.80 per share)							(67,226)	(67,226)
- Fair value of financial instruments	(48,464)					(48,464)		(48,464)
- Amortization of restricted share units (Note 9)			3,046					3,046
Comprehensive income	$ 154,467							
BALANCE, December 31, 2008		$ 37,671	$ 265,932	526,700	$ (14,217)	$ (72,239)	$ 693,511	$ 910,658

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in thousands of U.S. Dollars)

	2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ 202,931	$ 183,171	$ 196,404
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	85,462	81,567	59,058
Amortization of deferred dry-docking costs	5,281	3,217	4,857
Amortization of loan fees	944	921	1,495
Amortization of deferred income	(634)	(3,168)	(3,168)
Amortization of restricted share units	3,046	5,670	216
Change in fair value of derivative instruments	15,470	7,733	556
Change in fair value of investments	-	-	(4,018)
Gain on sale of vessels	(34,565)	(68,944)	(38,009)
Gain on sale of shares in subsidiary	-	-	(25,323)
Minority interest	1,066	3,389	2
Gain on sale of investments	-	(4,230)	(561)
Payments for dry-docking	(11,374)	(9,691)	(4,903)
(Increase) Decrease in:			
Receivables	5,728	(20,092)	(12)
Inventories	1,180	(3,668)	(3,025)
Prepaid insurance and other	1,052	(1,010)	(657)
Increase (Decrease) in:			
Accounts payable	(9,142)	12,630	9,253
Accrued liabilities	4,926	3,252	16,090
Unearned revenue	2,770	(136)	6,743
Net Cash provided by Operating Activities	274,141	190,611	214,998
Cash Flows from Investing Activities:			
Advances for vessels under construction and acquisitions	(3,471)	(111,090)	(152,767)
Vessel acquisitions and/or improvements	(223,266)	(421,187)	(813,243)
Investments		(1,000)	(4,992)
Proceeds from sale of investments	-	15,203	27,647
Proceeds from sale of shares in subsidiary	-	-	25,323
Proceeds from sale of vessels	62,100	142,433	88,706
Net Cash used in Investing Activities	(164,637)	(375,641)	(829,326)
Cash Flows from Financing Activities:			
Proceeds from long-term debt	168,050	342,345	992,282
Financing costs	(382)	(533)	(2,972)
Payments of long-term debt	(44,363)	(86,063)	(292,140)
Proceeds from exercise of stock options	-	-	71
Increase in restricted cash	(692)	(2,542)	(4,076)
Repurchase and cancellation of common stock	(12,232)	(1,338)	(5,261)
Purchase of treasury stock	(21,937)	-	-
Cash dividend	(67,226)	(59,959)	(44,778)
Net Cash provided by Financing Activities	21,218	191,910	643,126
Net increase in cash and cash equivalents	130,722	6,880	28,798
Cash and cash equivalents at beginning of year	181,447	174,567	145,769
Cash and cash equivalents at end of year	$ 312,169	$ 181,447	$ 174,567
Interest paid			
Cash paid for interest, net of amounts capitalized	68,213	64,834	33,964

The accompanying notes are an integral part of these consolidated financial statements.

1. Significant Accounting Policies

(a) ***Basis of presentation and description of business:*** The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Tsakos Energy Navigation Limited (the "Holding Company"), and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). All intercompany balances and transactions have been eliminated upon consolidation.

The Holding Company consolidates voting interest entities in which it owns all, or at least a majority of the voting interest. A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

As at December 31, 2008 and 2007, the Holding Company consolidated two variable interest entities ("VIE") for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b) ***Use of Estimates:*** The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c) ***Foreign Currency Translation:*** The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d) ***Cash and Cash Equivalents:*** The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies (continued)

(e) ***Trade Accounts Receivable, Net:*** Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2008 and $270 as of December 31, 2007). Revenue earned but not yet billed amounted to $13,063 and $9,775 as of December 31, 2008 and 2007, respectively. The Company's management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f) ***Inventories:*** Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g) ***Fixed Assets:*** Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard. Scrap prices have increased over the past five years. Accordingly, effective January 1, 2008, the Company made a change in estimate related to the scrap price for all of its vessels from $180 per lightweight ton to $300 per lightweight ton. The resulting increase in residual value has been applied prospectively, and has reduced depreciation by approximately $5.3 million for the year ended December 31, 2008.

(h) ***Impairment of Vessels:*** The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. Impairment for a vessel is recognized when the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset. No impairment loss was recorded in 2008, 2007 and 2006.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies (continued)

(i) ***Accounting for Special Survey and Dry-docking Costs:*** The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(j) ***Loan Costs:*** Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(k) ***Accounting for Revenue and Expenses:*** Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

Voyage revenues for 2008, 2007 and 2006, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2008	2007	2006
A	15%	16%	13%
B	11%	12%	Under 10%
C	10%	11%	Under 10%

(l) ***Segment Reporting:*** The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company's vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies (continued)

(m) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with FASB Statement 133.

(n) Fair Value Measurements: The Company adopted as of January 1, 2008 Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements," which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company's financial position or results of operations (See Note 14).

Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," permits companies to report certain financial assets and financial liabilities at fair value. SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies (continued)

(n) Fair Value Measurements (continued):

The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

***(o) Accounting for Leases*:** Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2008.

***(p) Stock Based Compensation*:** The Company has a share based incentive plan and, until July 2006, a stock option plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. The Company applies the fair-value-based method of accounting for share-based payments in accordance with FASB Statement 123(R). Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period in accordance with EITF 96-18 (See Note 9).

(q) Reporting Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with FASB Statement No. 144 ''Accounting for the Impairment or the Disposal of Long-Lived Assets'' Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were held for sale at December 31, 2008.

***(r) Recent Accounting Pronouncements*:**

On December 4, 2007, the FASB issued Statement 141(R), "Business Combinations" and Statement 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51". These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. Statement 141(R) and Statement 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies (continued)

(r) Recent Accounting Pronouncements (continued):

Early adoption is prohibited. Statement 141(R) replaces Statement 141 "Business Combinations", and establishes several new principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired. Due to the prospective application requirement, SFAS 141R did not impact our consolidated statement of financial position, results of operations or cash flows.

Statement 160 establishes new accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. It is effective for the Company beginning January 1, 2009, and is required to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company does not believe that the adoption of Statement 160 will have a material impact on its earnings and financial position.

In March 2008, the FASB issued Statement 161, "Disclosures about Derivative Instruments and Hedging Activities" – an amendment of FASB Statement No. 133. Statement 161 amends and expands the disclosure requirements of FASB Statement 133 with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of the adoption of Statement 161 on its consolidated financial statements and footnote disclosures.

In May 2008, the FASB issued FAS 162, "The Hierarchy of Generally Accepted Accounting Principles". This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).This statement is effective 60 days following the SEC's approval of the PCAOB amendment to AU Section 411. The Company does not expect that the adoption of FAS 162 will have a significant impact.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2008	2007	2006
Tsakos Shipping and Trading S.A. (commissions)	7,707	6,132	5,399
Tsakos Energy Management Limited (management fees)	11,715	9,496	7,103
Argosy Insurance Company Limited	8,277	7,246	5,988
AirMania Travel S.A.	1,309	1,630	1,333
Total expenses with related parties	29,008	24,504	19,823

Balances due from and to related parties are as follows:

	December 31,	
Due from related parties	2008	2007
Tsakos Shipping and Trading S.A.	2,670	972
Argosy Insurance Company Limited	2,253	-
Total due from related parties	4,923	972
Due to related parties		
Tsakos Energy Management Limited	162	44
Argosy Insurance Company Limited	-	2,209
AirMania Travel S.A.	35	175
Total due to related parties	197	2,428

(a) *Tsakos Energy Management Limited:* The Holding Company has a Management Agreement ("Management Agreement") with Tsakos Energy Management Limited (the "Management Company"), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly management fees for operating vessels were $23 per owned vessel and $17 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis ($20 and $15, respectively, in 2007, and $18 and $12.5, respectively, in 2006). From January 1, 2009, monthly fees for operating vessels are $23.7 and $17.5, respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company's Board of Directors. The incentive award program is based on the Company's annual return on equity ("ROE"), and an award scale for 2008, ranging from ROE greater than 15% corresponding to an award amount of $2,500 ($1,500 and $1,250 in 2007 and 2006 respectively) up to ROE greater than 25% with an award amount of $5,500 ($4,500 in 2007 and $3,500 in 2006). For 2008, the ROE was 23.7% and the Board of Directors approved an award of $4,750. For 2007 the ROE was 24.2% and the Board of Directors approved an award of $4,000 whereas for 2006 the ROE was in excess of 25% and an award of $3,500 was approved. The awards are expensed and recognized in accrued liabilities in the accompanying December 31, 2008, 2007 and 2006 Consolidated Financial Statements.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties (continued)

(a) Tsakos Energy Management Limited (continued):

The Holding Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year's notice. In addition, if even one director was elected to the Holding Company's Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice. If Tsakos Energy Management Limited terminates the agreement for this reason, the Holding Company would be obligated to pay Tsakos Energy Management Limited the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management Limited multiplied by ten. This would result in a total payment of approximately $126,000 as of December 31, 2008. Under the terms of the Management Agreement between the Holding Company and Tsakos Energy Management Limited, the Holding Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Holding Company's Board of Directors.

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2008, are:

Year	Amount
2009	13,922
2010	14,114
2011	14,146
2012	14,146
2013 to 2018	75,879
	132,207

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $17 per vessel in 2008, $15 in 2007 and $12.5 in 2006 ($20 relating to the construction of an LNG carrier in 2007 and $18 in 2006). These fees in total amounted to $1,222, $1,832, and $2,033 during the years ended December 31, 2008, 2007 and 2006, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties (continued)

(b) Tsakos Shipping and Trading S.A. ("Tsakos"): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company's vessels. Tsakos, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos and of Tsakos Energy Management Limited and are also shareholders of the Holding Company.

Tsakos Energy Management Limited, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company's vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos also provides chartering services for the Company's vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos by the Company have been netted-off against amounts due from Tsakos for advances made, and the net amount is included in Due from related Companies.

(c) Argosy Insurance Company Limited ("Argosy"): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d) AirMania Travel S.A. ("AirMania"): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3. Long-term Investments

At December 31, 2008 and 2007, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. The research company is in its development stage and management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company. No income was received from this investment during 2008 and there was no other investment during 2008.

During 2007, a structured note held by the Company was redeemed with a gain of $205 and the Company converted a convertible bond into common shares, and later sold the shares for proceeds of $10,202 resulting in a gain of $4,025 reclassified to Interest and investment income from Accumulated Other Comprehensive Income. In aggregate, in 2007 and 2006, the Company recorded gains from investments and changes in fair value of investments amounting to $4,230 and $4,579 respectively, reported within Interest and investment income.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4. Vessels

Acquisitions
There were four scheduled deliveries of newly constructed vessels within 2008 at a total cost of $245,129 of which $126,943 was paid in 2008. Also in October 2008, the Company repurchased the suezmax tankers *Cape Baker* and *Cape Balboa* (renamed *Decathlon* and *Pentathlon* respectively) (See Note 7).

Sales
In February 2008, the Company sold the aframax tanker *Olympia* which was held for sale at December 31, 2007. Net sale proceeds amounted to $62,100 resulting in capital gains of $34,565. During 2007, the Company sold three operating vessels for net proceeds of $142,433. The total gain from these three sales was $68,944, and was shown as Gain on sale of vessels. In 2006, the Company sold three operating vessels and recognized gains on sale of $38,009.

Charters-out
The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2009	265,548
2010	152,011
2011	58,025
2012	25,440
2013 and thereafter	15,873
Net minimum charter payments	516,897

These amounts do not assume any off-hire.

5. Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $17,181 and $11,088 at December 31, 2008 and 2007, respectively, and loan fees, net of accumulated amortization, amounted to $4,151 and $4,713 at December 31, 2008 and 2007, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long-Term Debt

Facility	2008	2007
(a) Credit Facilities	1,361,623	1,321,412
(b) Term Bank Loans	152,006	68,531
Total	1,513,629	1,389,943
Less – current portion	(91,805)	(44,363)
Long-term portion	1,421,824	1,345,580

(a) Credit facilities

As at December 31, 2008, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2008 is $49,228. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2008, interest on these facilities ranged from 1.42% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at December 31, 2008 amounted to $152,006. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and October 2018. Interest rates on the outstanding loans as at December 31, 2008, are based on LIBOR plus a spread. At December 31 2008, interest on these term bank loans ranged from 3.26% to 4.76%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2008	4.38%
Year ended December 31, 2007	5.96%
Year ended December 31, 2006	5.81%

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long-Term Debt (continued)

Loan movements for credit facilities and term loans throughout 2008:

Loan	Origination Date	Original Amount	Balance at January 1, 2008	New Loans	Repaid	Balance at December 31, 2008
12-year term loan	2002	30,500	20,875	-	1,750	19,125
Credit facility	2005	250,000	136,821	-	12,636	124,185
Credit facility	2005	220,000	198,688	-	11,923	186,765
Credit facility	2006	275,000	234,750	-	-	234,750
Credit facility *	2004	179,384	136,774	-	10,555	126,219
Credit facility	2005	220,000	121,500	-	-	121,500
Credit facility	2006	371,010	327,270	-	-	327,270
10-year term loan	2004	71,250	47,656	-	3,125	44,531
Credit facility	2006	70,000	60,625	-	4,375	56,250
Credit facility	2007	120,000	104,984	-	-	104,984
10-year term loan	2007	88,350	-	88,350	-	88,350
Credit facility	2007	82,000	-	79,700	-	79,700
Total			1,389,943	168,050	44,364	1,513,629

*This loan includes a fixed interest rate portion amounting to $106,019 as at December 31, 2008.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long-Term Debt (continued)

The annual principal payments required to be made after December 31, 2008, including balloon payments totaling $675,879 due through August 2019, are as follows:

Year	Amount
2009	91,805
2010	102,679
2011	105,195
2012	105,195
2013 and thereafter	1,108,755
	1,513,629

7. Deferred Income

In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named *Cape Baker* and *Cape Balboa* respectively) back from the buyer for a minimum period of five years with an option to buy the vessels at the end of the period at specified amounts. On March 14, 2008, the Board of Directors resolved that management should exercise the options to repurchase both vessels at $47,500 each. The options to repurchase the vessels were declared on April 7, 2008, and the vessels were redelivered in October and November 2008, respectively and reverted to their original names, *Decathlon* and *Pentathlon*.

The original charter back agreements were accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and amortized in proportion to the gross rental charge to expense over the five year lease period. The unamortized balance resulting from the original sale of the vessels *Decathlon* and *Pentathlon* amounted to $2,626 at December 31, 2007, of which $1,993 was capitalized at the date the Company decided to re-purchase the vessels and later netted off against the re-purchase price of the vessels. Lease payments relating to the time charters of the *Decathlon* and *Pentathlon* were $6,338 and $7,149 respectively in 2008 and $7,641 and $7,329 respectively in 2007 and $8,304 each in 2006, and are recorded in Charter hire expense.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8. Interest and Finance Costs, net

	2008	2007	2006
Interest expense	70,236	77,025	54,665
Less: Interest capitalized	(4,319)	(8,944)	(12,474)
Interest expense, net	65,917	68,081	42,191
Amortization of loan fees	944	921	1,495
Bank charges	566	611	1,352
Sub-total	67,427	69,613	45,038
Amortization of deferred loss on termination of financial instruments	1,132	-	-
Reclassification adjustments on undesignated cash flow hedges	-	-	(5,087)
Change in fair value of non-hedging financial instruments	14,338	7,769	2,535
Sub-total	15,470	7,769	(2,552)
Net total	82,897	77,382	42,486

As of December 31, 2008, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $922,115 on which it pays fixed rates averaging 4.77% and receives floating rates based on the six-month London interbank offered rate ("LIBOR"). (See Note 14).

During 2008, the Company entered into two new interest rate swap agreements that are accounted for as hedges of the Company's variable interest rate payments on bank loans. Also during 2008, three non-hedging and one hedging interest rate swap agreements reached maturity, and the Company terminated four non-hedging interest rate swap agreements at an aggregated loss of $1,132.

As at December 31, 2008, the Company held ten interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2008 and 2007 in aggregate amounted to $73,849 (negative) and $23,775 (negative), respectively. A part of one hedging interest rate swap was designated as being ineffective and the changes in fair value during 2008 on that ineffective part of $1,610 has also been included in charges in fair value of non-hedging financial instruments above, with the remaining change in fair value reflected directly in Accumulated other comprehensive income in Stockholders' Equity.

At December 31, 2008, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2008 have been included in change in fair value of non-hedging financial instruments, in the table above.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9. Stockholders' Equity

On November 14, 2007, the Company effected a two-for-one stock split relating to its common stock in the form of a share dividend. All share and per share amounts disclosed in the Financial Statements give effect to this stock split retroactively.

During 2008, the Company purchased 812,700 shares as treasury stock at a cost of $21,937. In 2007, no treasury stock was purchased. In addition, repurchases of stock for cancellation for the years ended December 31, 2008 and 2007 amounted to $12,232 and $1,338, respectively. The transactions were open market based through the New York Stock Exchange.

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the "2004 Plan"). In June 2006, the Company granted a total of 20,000 restricted share units (RSUs) to the non-executive directors, to vest after one year.

In 2007, 186,000 restricted share units related to the 2004 Plan were issued to Company crew members, directors and officers and 394,000 to individuals employed by the related companies. On December 31, 2008, 50% of the grants vested with the remaining 50% vesting on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007 to vest after one year and 1,000 RSUs were issued to a non-executive director in June 2007 vesting immediately. Total compensation expense recognized in 2008 amounted to $3,046 consisting of $1,237 for employees and $1,809 for non-employees. In 2007, total compensation expense was $5,670 consisting of $1,656 for employees and $4,014 for non-employees. In 2006, compensation expense amounted to $216 relating to employees only. Of the aggregate 605,650 RSUs awarded in 2007 and 2006, 311,650 had been vested and 11,000 forfeited as at December 31, 2008. As at December 31, 2008, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $1,019 ($10,598 at December 31, 2007) and the weighted average remaining contractual life of outstanding grants is 2.0 years.

In 2008, 2007 and 2006, Accumulated other comprehensive income decreased with unrealized losses of $48,464 and $25,421, and increased with unrealized gains of $3,666, respectively, that resulted from the changes in the fair value of financial instruments. In 2007 and 2006, Accumulated other comprehensive income increased with unrealized gains of $953 and $3,072, respectively, that resulted from the changes in the fair value of investments. In 2007 and 2006, Accumulated other comprehensive income decreased with losses of $4,025 and $5,087 respectively, that resulted from the reclassification of gains on undesignated cash flow hedges.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10. Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options and grants of restricted stock (See Note 9) using the treasury stock method.

	2008	2007	2006
Net income available to common stockholders	$202,931	$183,171	$196,404
Weighted average common shares outstanding	37,552,848	38,075,859	38,127,692
Dilutive effect of stock options	-	-	9,112
Dilutive effect of RSUs	494,286	158,220	4,248
Weighted average common shares – diluted	38,047,134	38,234,079	38,141,052
Basic earnings per common share	$5.40	$4.81	$5.15
Diluted earnings per common share	$5.33	$4.79	$5.15

For 2008, 2007 and 2006, there were no stock options or RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 585,650 shares of restricted common stock granted in 2007 and 20,000 shares restricted common stock granted in 2006 were considered dilutive and are included in the computation.

11. Minority Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels *Maya* and *Inca*. The agreement became effective on November 30, 2006, and for the year ended December 31, 2006, the Company recognized a gain of $25,323. Mare Success S.A. is fully consolidated in the accompanying financial statements.

12. Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12. Income Taxes (continued)

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company's stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company's stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

13. Commitments and Contingencies

As at December 31, 2008, the Company had under construction four aframax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at December 31, 2008 was $194,250. Scheduled payments as of December 31, 2008 are $109,009 in 2009 and $85,241 in 2010.

In the ordinary course of the shipping business various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company's vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company's results from operations or financial condition.

14. Financial Instruments

(a) ***Reclassification:*** In the consolidated balance sheets for the years ended December 31, 2008 and 2007, the Company has reclassified the long-term portion of financial instruments previously recorded within current liabilities.

(b) ***Interest rate risk:*** The Company's interest rates and loan repayment terms are described in Notes 6 and 9.

(c) ***Concentration of credit risk:*** Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Financial Instruments (continued)

(d) ***Fair value:*** The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $117,662 as compared to its carrying amount of $106,019 (Note 6). The fair value of the investment discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FAS 157 "Fair Value Measurements" are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

15. Subsequent Events

On March 19, 2009, the Board of Directors resolved that a dividend of $0.85 cents per share will be paid on April 30, 2009 to shareholders of record on April 24, 2009.


SELECAO
SELECAO
T

Fleet Details

As of March 31, 2009

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
>CRUDE OIL								
VLCC								
1. MILLENNIUM	301,171	Sep-98	DH		331.00 m	58.00 m	Hyundai Heavy Industries	American Bureau of Shipping / Korean Register
2. LA MADRINA	299,700	Jan-94	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd's Register
3. LA PRUDENCIA	298,900	Dec-93	DH		343.71 m	56.40 m	Odense Lindoe	Lloyd's Register
SUEZMAX								
1. ARCTIC	163,216	Jan-07	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
2. ANTARCTIC	163,216	Apr-07	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
3. ARCHANGEL	163,216	Jan-06	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd's Register
4. ALASKA	163,250	Feb-06	DH	1A	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd's Register
5. EUROCHAMPION 2004	164,608	Apr-05	DH	1C	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd's Register
6. EURONIKE	164,565	Sep-05	DH	1C	274.12 m	50.00 m	Hyundai Heavy Industries	Lloyd's Register
7. SILIA T	164,286	Jun-02	DH		274.19 m	50.00 m	Hyundai Samho	American Bureau of Shipping
8. DECATHLON	164,274	Aug-02	DH		274.19 m	50.00 m	Hyundai Samho	Germanischer Lloyd
9. PENTATHLON	164,236	Oct-02	DH		274.19 m	50.00 m	Hyundai Samho	Germanischer Lloyd
10. TRIATHLON	164,445	Dec-02	DH		274.19 m	50.00 m	Hyundai Samho	American Bureau of Shipping
AFRAMAX								
1. MARIA PRINCESS	105,346	Oct-08	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register
2. NIPPON PRINCESS	105,392	Nov-08	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register
3. IZUMO PRINCESS	105,374	Mar-07	DH	DNA	228.60 m	42.04 m	Sumimoto Heavy Industries	Lloyd's Register
4. SAKURA PRINCESS	105,365	Jun-07	DH	DNA	228.60 m	42.04 m	Sumimoto Heavy Industries	Lloyd's Register
5. MARATHON	107,181	Jan-03	DH		246.80 m	42.32 m	Imabari	American Bureau of Shipping
6. PARTHENON	107,018	Jul-03	DH		246.80 m	42.32 m	Imabari	Det Norske Veritas
7. OPAL QUEEN	107,222	Mar-01	DH		246.80 m	42.32 m	Imabari	Nipon Kaiji Kyokai
8. VERGINA II	96,709	Apr-91	DH		247.20 m	41.63 m	Gdynia	American Bureau of Shipping
>PRODUCT / CLEAN								
AFRAMAX LR								
1. PROTEAS	117,055	May-06	DH	1A	249.90 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas
2. PROMITHEAS	117,055	Aug-06	DH	1A	249.90 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas
3. PROPONTIS	117,055	Oct-06	DH	1A	250.00 m	44.06 m	Hyundai Heavy Industries	Bureau Veritas
PANAMAX								
1. SELECAO	74,296	Feb-08	DH		228.00 m	32.20 m	Sungdong Shipbuilding	American Bureau of Shipping
2. SOCRATES	74,327	Mar-08	DH		228.00 m	32.20 m	Sungdong Shipbuilding	American Bureau of Shipping
3. MAYA	68,439	Jan-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd's Register
4. INCA	68,439	Apr-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd's Register
5. ANDES	68,439	Sep-03	DH		228.54 m	32.20 m	Koyo Dockyard	Lloyd's Register
6. HESNES	68,157	Apr-90	DH	1C	242.80 m	32.20 m	Zaliv	Bureau Veritas
7. VICTORY III	68,157	Nov-90	DH	1C	242.80 m	32.20 m	Zaliv	Bureau Veritas

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
> PRODUCT / CLEAN								
HANDYMAX MR								
1. AJAX	53,095	Mar-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
2. ARIS	53,107	Apr-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
3. APOLLON	53,149	May-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
4. AFRODITE	53,082	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
5. ARTEMIS	53,039	Aug-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
6. ARIADNE	53,021	Nov-05	DH	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyd's Register
HANDYSIZE MR								
1. ANDROMEDA	37,061	Mar-07	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
2. AEGEAS	37,061	Apr-07	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
3. BYZANTION	37,275	May-07	DH	1B	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
4. BOSPOROS	37,275	Aug-07	DH	1B	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
5. ANTARES	37,061	May-06	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
6. ARION	37,061	Oct-06	DH	1A	182.55 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
7. DIDIMON	37,432	Jan-05	DH		175.97 m	31.00 m	Hyundai Mipo Dockyard	Lloyd's Register
8. DELPHI	37,432	Sep-04	DH		175.97 m	31.00 m	Hyundai Mipo Dockyard	Lloyd's Register
LNG								
1. NEO ENERGY	85,602	Feb-07	DH		288.00 m	44.20 m	Hyundai Heavy Industries	Lloyd's Register

Fleet under Construction

As of March 31, 2009

	DWT	BUILT	HULL	DESIGN	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
> CRUDE OIL								
1. Ise Princess (Hull S-1349)	105,000	Jul-2009	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register
2. Asahi Princess (Hull S-1350)	105,000	Sep-2009	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register
3. Sapporo Princess (Hull S-1356)	105,000	Jan-2010	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register
4. Uraga Princess (Hull S-1360)	105,000	2Q-2010	DH	DNA	228.60 m	42.00 m	Sumimoto Heavy Industries	Lloyd's Register

DH: Double Hull • DNA: Design New Aframax • 1A, 1B, 1C denotes vessel's ice class distinction







Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE - TNP
BERMUDA - TEN

As of December 31, 2008 the Company had 37,144,692 shares outstanding.

Transfer Agent & Registar for the shares	Independent Auditors	Legal Counsel (New York)	Legal Counsel (London)
BNY Mellon Shareowner Services 480 Washington Boulevard Jersey City, NJ 07310-1900 U.S.A	Ernst & Young 11th Km National Rd Athens-Lamia 114 51 Metamorphosi Greece	Morgan, Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178 U.S.A	Holman Fenwick & Willan Friary Court, 65 Crutched Friars London, EC3N 2AE United Kingdom

Share price Information - 2008

The following table sets forth on a per share basis the high, low and average sales prices and the average daily trading volume per quarter for consolidated trading in the Company's common shares on the New York Stock Exchange for each quarter during the 12 months ended December 31, 2008.

Quarter Ended	High	Low	Av	Av Daily Volume during quarter
(Q1) March 31 (1/01/2008 - 31/03/2008)	$38.40	$29.43	$32.98	259,938 shares
(Q2) June 30 (1/04/2008 - 30/06/2008)	$38.59	$30.36	$34.62	171,690 shares
(Q3) September 30 (1/07/2008 - 30/9/2008)	$37.60	$28.22	$33.77	185,797 shares
(Q4) December 31 (1/10/2008 - 31/12/2008)	$29.77	$16.71	$21.80	271,955 shares

Dividends Paid
(Per Share)

$0.90 paid on April 30th, 2008 *(2nd dividend for fiscal 2007)*

$0.90 paid on October 30th, 2008 *(1st dividend for fiscal 2008)*

$0.85 paid on April 30th, 2009 (2nd dividend for fiscal 2008)

Stock information may be accessed through:

Bloomberg under: " TNP US "
" TEN BH "

Reuters under: " TNP.N "


NYSE
NYSE
NYSE
NYSE

A copy of the Company's Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

- George V. Saroglou,
  Chief Operating Officer: gsaroglou@tenn.gr
- Paul Durham,
  Chief Financial Officer: pdurham@tenn.gr
- Harrys Kosmatos,
  Corporate Development Officer: hkosmatos@tenn.gr

Tsakos Energy Navigation Limited
Megaron Makedonia
367, Syngrou Ave.,175 64 Athens, Greece
Tel: + 30 (210) 940 7710
Fax: + 30 (210) 940 7716
E-mail: ten@tenn.gr
Website: www.tenn.gr

Visit our website at: http://www.tenn.gr
Download a copy of our 2008 Annual Report and Accounts in PDF format


NO SMOKING
SAFETY FIRST
TRUST
TEAMWORK



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TEN LTD
TSAKOS ENERGY NAVIGATION LTD
Megaron Makedonia • 367, Syngrou Ave., • 175 64 Athens, Greece
Tel: + (30) 210 94 07 710 • Fax: + (30) 210 94 07 716
www.tenn.gr • e-mail: ten@tenn.gr

Fleet Technical Manager

15yrs in the Capital Markets

TNP LISTED NYSE